                                                               Filed pursuant to
                                                     General Instruction II.L of
                                                 Form F-10; File No. 333-107303.

                             PROSPECTUS SUPPLEMENT
                TO THE BASE SHELF PROSPECTUS DATED JULY 18, 2003

NEW ISSUE

                               PAN AMERICAN SILVER CORP.
[LOGO]                               US$75,000,000
               5.25% CONVERTIBLE UNSECURED SENIOR SUBORDINATED DEBENTURES

This prospectus supplement is being filed in respect of the offering (the "Offering") of US$75,000,000 convertible unsecured senior subordinated debentures (the "Debentures") of Pan American Silver Corp. (the "Company"). The Debentures offered hereby will mature on July 31, 2009 and will bear interest at a rate per annum of 5.25%. Interest on the Debentures is payable semi-annually on January 31 and July 31 in each year commencing on January 31, 2004. The Debentures will be issued and sold in denominations of US$1,000 and integral multiples thereof. On or after July 31, 2006, the Debentures may be redeemed in whole or in part by the Company, at its option on not more than 60 and not less than 30 days prior notice and subject to regulatory approval, at a price equal to par, plus accrued and unpaid interest, if any, provided that the weighted average trading price of the common shares in the capital of the Company (the "Common Shares") on the Nasdaq National Market ("NASDAQ") for the 20 consecutive trading days ending five trading days preceding the date of the redemption notice equals at least 125% of the conversion price, which is initially US$9.57. On redemption or upon maturity, provided that no default or event of default has occurred and is continuing, the Company may, at its option, on not more than 60 and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures by issuing and delivering that number of freely tradable Common Shares obtained by dividing the principal amount of the outstanding Debentures which are to be redeemed or have matured, as the case may be, by 95% of the weighted average trading price of the Common Shares on NASDAQ for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or maturity, as the case may be. The Debentures will rank subordinate to all current and future Senior Indebtedness (as defined herein) and will rank at least PARI PASSU with all other unsecured indebtedness. The Company has agreed that neither it nor its subsidiaries will issue, by public offering or private placement, any unsecured bonds, debentures, notes or other capital markets debt instruments unless all such debt is, by its terms, subordinate to the Debentures. See "Description of the Debentures -- Subordination".

                                                        CONVERSION PRIVILEGE
  Each US$1,000 principal amount of Debentures will be convertible into Common Shares at the option of the holder at any time prior to the earlier of the close of business on July 31, 2009 and the last business day immediately preceding any date fixed for redemption, into 104.4932 Common Shares (subject to adjustment in certain events), representing a conversion price of US$9.57.

The closing price of the Common Shares on July 22, 2003 on the Toronto Stock Exchange (the "TSX") was Cdn.$10.48 per Common Share and on NASDAQ was $7.41 per Common Share. The TSX has conditionally approved the listing of the Debentures and the listing of the Common Shares issuable upon conversion of the Debentures. The Company has notified NASDAQ of the proposed issuance of the Debentures and the Common Shares issuable upon conversion of the Debentures. There is no current intention to list the Debentures on NASDAQ. The price for this Offering was determined by negotiation between the Company and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Canaccord Capital Corporation (collectively, the "Underwriters").

THE EARNINGS COVERAGE RATIOS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 AND THE 12-MONTH PERIOD ENDED MARCH 31, 2003 ARE EACH LESS THAN ONE-TO-ONE. SEE "PRO FORMA EARNINGS COVERAGE".

AN INVESTMENT IN THE DEBENTURES IS SUBJECT TO A NUMBER OF RISKS THAT SHOULD BE CONSIDERED BY A PROSPECTIVE PURCHASER. SEE "RISK FACTORS".

                                                                   PRICE         UNDERWRITERS'       NET PROCEEDS
                                                              TO THE PUBLIC(1)        FEE        TO THE COMPANY(1)(2)
                                                              ----------------   -------------   --------------------
Per Debenture...............................................     US$1,000            US$30            US$970
Total.......................................................   US$75,000,000     US$2,250,000      US$72,750,000

------------------------------
(1) Plus accrued interest, if any, from the date of closing of the Offering.

(2) Before deducting expenses of this Offering, estimated to be US$400,000, which, together with the Underwriters' Fee, will be paid from the general funds of the Company.

The Company has granted the Underwriters an option, exercisable at any time up to 30 days following the closing of the Offering, to purchase additional Debentures on the same terms, to a maximum principal amount of US$11,250,000 to cover over-allotments (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriting Commission" and "Net Proceeds" to the Company will be US$86,250,000, US$2,587,500 and US$83,662,500, respectively, before deducting expenses of the Offering. See "Plan of Distribution" and "Use of Proceeds".

Delivery of the Debentures will be made in book-entry form only through The Canadian Depository for Securities Limited ("CDS") on July 30, 2003, or such later date as the Company and the Underwriters may agree, but not later than August 31, 2003.
                         ------------------------------

THIS OFFERING IS MADE BY A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. CERTAIN OF THE FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE COMPANY IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CANADA, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF CANADA AND THAT A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                               BMO NESBITT BURNS

CANACCORD CAPITAL CORPORATION                                 CIBC WORLD MARKETS
                               ------------------

                 The date of this Prospectus is July 23, 2003.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
DOCUMENTS INCORPORATED BY REFERENCE.........................       S-3

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE
  DATA......................................................       S-4

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION..........       S-5

CERTAIN AVAILABLE INFORMATION...............................       S-6

SUMMARY OF THE OFFERING.....................................       S-7

RISK FACTORS................................................      S-10

PRO FORMA EARNINGS COVERAGE.................................      S-14

DESCRIPTION OF THE DEBENTURES...............................      S-16

INCOME TAX CONSIDERATIONS...................................      S-30

USE OF PROCEEDS.............................................      S-39

PLAN OF DISTRIBUTION........................................      S-39

TRUSTEE, TRANSFER AGENT AND REGISTRAR.......................      S-40

LEGAL MATTERS...............................................      S-40

    You should rely only on the information contained or incorporated by reference in this prospectus supplement. The Company has not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell the Debentures. The information in this prospectus supplement is only accurate as of the date of this prospectus supplement, the date of the accompanying short form base shelf prospectus and the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery of this prospectus supplement or any sale of the Debentures.

                      DOCUMENTS INCORPORATED BY REFERENCE

    INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated by reference in this prospectus supplement may be obtained on request without charge from the Controller and Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

    The following documents, filed with the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba and Ontario are specifically incorporated by reference into and form an integral part of this prospectus supplement and the accompanying short form base shelf prospectus:

    (a) the Annual Information Form of the Company, dated May 20, 2003;

    (b) the audited consolidated financial statements of the Company and the notes thereon as at and for the years ended December 31, 2001 and 2002, together with the auditors' report thereon as set out in the Company's annual report as well as the reconciliation of such statements to United States generally accepted accounting principles ("U.S. GAAP") in accordance with Item 18 of Form 20-F, filed on SEDAR on July 3, 2003;

    (c) the unaudited consolidated financial statements of the Company and the notes thereto as at and for the three months ended March 31, 2003, together with management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2003;

    (d) management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2002 as set out in the Company's annual report;

    (e) the information circular of the Company, dated April 9, 2003, in connection with the Company's May 12, 2003 annual general meeting of members, other than the sections entitled "Corporate Governance", "Executive Compensation -- Compensation Committee", "Executive Compensation -- Report on Executive Compensation" and "Executive Compensation -- Performance Graph";

    (f) a material change report of the Company, dated February 27, 2003, relating to the completion of its acquisition of Corner Bay Silver Inc. ("Corner Bay");

    (g) a material change report of the Company, dated February 27, 2003, relating to consolidated production figures from 2002;

    (h) a material change report of the Company, dated March 13, 2003, relating to financial and operational results for the fourth quarter and year ended December 31, 2002;

    (i) a material change report of the Company, dated May 22, 2003, relating to financial and operational results for the first quarter of 2003;

    (j) a material change report of the Company, dated July 7, 2003, relating to filing of the preliminary short form base shelf prospectus of the Company dated July 7, 2003; and

    (k) a material change report of the Company, dated July 22, 2003, relating to the announcement of the offering of the Debentures.

    Any documents of the types referred to above, including any material change reports (excluding confidential material change reports), interim unaudited consolidated financial statements of the Company (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), annual audited consolidated financial statements of the Company, including the auditors' report on and the notes to such financial statements, any exhibits to interim or annual consolidated financial statements and information circulars (excluding the sections entitled "Corporate Governance", "Executive Compensation -- Compensation Committee", "Executive Compensation -- Report of the Compensation Committee" and "Executive Compensation -- Performance Graph" or similar sections permitted to be excluded under National Instrument 44-101 -- Short Form Prospectus Distributions), filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement. Any document filed by the Company with the United States Securities and Exchange Commission (the "SEC") or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement shall also be deemed to be incorporated by reference into this prospectus supplement if and to the extent provided in such document.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS SUPPLEMENT TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT IS NOT TO BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT, EXCEPT AS SO MODIFIED OR SUPERSEDED.

          PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

    The Company presents its consolidated financial statements in U.S. dollars. All references in this prospectus to "dollars" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this prospectus supplement have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain significant respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP see note 16 to the Company's audited consolidated financial statements for the years ended December 31, 2002 and 2001, note 7 to the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2003, each incorporated by reference into this prospectus supplement, and note 15 to the audited consolidated financial statements of Corner Bay Silver Inc., for the years ended June 30, 2002 and 2001 included in the accompanying base prospectus.

    On July 22, 2003, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = Cdn.$1.4106. For further information on historic exchange rates of the Canadian dollar to the U.S. dollar, see "Presentation of Financial Information and Exchange Rate Data" in the accompanying base prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    Some of the statements included or incorporated by reference in this prospectus supplement constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar words or expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

    - the sufficiency of the Company's current working capital and anticipated operating cash flow;

    - the sufficiency of the mineral reserves and resources at Quiruvilca, Huaron, La Colorada, Alamo Dorado and other properties;

    - the estimated cost of and availability of funding for ongoing capital improvement programs;

    - the estimated cost of the proposed development of the La Colorada and Alamo Dorado projects;

    - estimated exploration expenditures to be incurred on the Company's various silver exploration properties;

    - the implementation of the Company's business strategy;

    - compliance with environmental standards;

    - forecast capital and non-operating spending; and

    - levels of silver and other metals production, production costs and metal prices.

    These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in the Company's Annual Information Form, dated May 20, 2003, under the caption "Trends and Uncertainties." Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

                         CERTAIN AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

    The Company files annual reports with the SEC on Form 40-F, which include:

    - the Company's Annual Information Form;

    - management's discussion and analysis of financial condition and results of operations;

    - the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP; and

    - other information specified by the Form 40-F.

    The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

    - material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

    - material information that the Company files with, and which is made public by, the TSX; and

    - material information that the Company distributes to its shareholders in Canada.

    Investors may read and copy any document the Company files with, or furnishes to, the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material can also be obtained from the SEC's public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it.

                            SUMMARY OF THE OFFERING

    THE FOLLOWING IS A BRIEF DESCRIPTION OF SOME TERMS OF THIS OFFERING. FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE DEBENTURES, SEE "DESCRIPTION OF THE DEBENTURES".

ISSUER:                           Pan American Silver Corp. is principally engaged in the
                                  exploration for, and the acquisition, development and
                                  operation of silver properties.

OFFERING:                         US$75 million principal amount of 5.25% convertible
                                  unsecured senior subordinated debentures due 2009
                                  (US$86.25 million if the Over-Allotment Option is exercised in full).

MATURITY:                         July 31, 2009.

INTEREST:                         5.25% per annum payable semi-annually on January 31 and
                                  July 31 each year, beginning on January 31, 2004. The
                                  Company has the option to fund interest payments by
                                  delivering Common Shares to the Trustee for sale on the open market. See "Description of the Debentures -- Share
                                  Payment Option".

SUBORDINATION:                    The Debentures will be subordinated and junior in right of payment to all present and future Senior Indebtedness of the
                                  Company. "Senior Indebtedness" is defined as (1) all
                                  indebtedness secured by a lien or other encumbrance;
                                  (2) all other indebtedness, including monetary obligations under credit facilities, with any bank, insurance company, investment fund, credit union or other financial
                                  institution; (3) any interest rate agreement or currency
                                  agreement; (4) indebtedness incurred specifically for the
                                  development of a particular mineral property with or without recourse to the Company; (5) all obligations to reimburse
                                  any bank or other person in respect of amounts paid under
                                  letters of credit, acceptances or other similar instruments;
                                  (6) all trade and other accounts payable for goods,
                                  materials or services purchased in the ordinary course of
                                  business; and (7) all other indebtedness of the Company
                                  unless, in the case of any particular indebtedness, the
                                  instrument creating or evidencing the same expressly
                                  provides that such indebtedness shall not be senior in right of payment to the Debentures. "Senior Indebtedness" shall
                                  not include (A) any indebtedness to the extent incurred in violation of any covenant under the Indenture; (B) any
                                  liability for foreign, federal, provincial or local taxes, subject to applicable law; (C) indebtedness that is
                                  subordinate or junior in right of payment to the Debentures;
                                  (D) any indebtedness to any employee, officer or director
                                  of the Company or any of its subsidiaries, subject to
                                  applicable law; and (E) the Debentures.

                                  The Company has agreed that, so long as any of the
                                  Debentures are issued and outstanding, neither it nor its
                                  subsidiaries will issue by public offering or private
                                  placement (whether under a prospectus or registration
                                  statement or pursuant to an exemption from the requirements therefor) any unsecured bonds, debentures, notes or other
                                  similar instruments unless all such debt is, by its terms, subordinate to the Debentures.

CONVERSION RIGHTS:                The Debentures are convertible, at the option of the holder, at any time on or prior to maturity into Common Shares at an initial conversion price of $9.57 per Common Share which is equal to a conversion rate of 104.4932 Common Shares per
                                  $1,000 principal amount of Debentures.

                                  Upon conversion, the receipt by a holder of Common Shares
                                  will satisfy all obligations to pay principal and accrued
                                  but unpaid interest, except if a Debenture is called for
                                  redemption upon a Change of Control or otherwise in which
                                  case a holder will receive a cash payment for accrued and
                                  unpaid interest to but excluding the date of conversion. The conversion price is subject to adjustment in certain
                                  circumstances. As a result, a holder that converts his or
                                  her Debentures prior to the record date for a periodic
                                  interest payment will not receive any interest for such
                                  period. See "Description of the
                                  Debentures -- Conversion Rights".

OPTIONAL REDEMPTION:              The Company may redeem all or any portion of the Debentures at any time on or after July 31, 2006 on at least 30 days
                                  notice but not more than 60 days notice provided that the
                                  weighted average trading price of the Common Shares on
                                  NASDAQ for the 20 consecutive trading days ending five
                                  trading days prior to the date on which notice of redemption is given, is at least 125% of the conversion price then in effect. The redemption price payable will be the principal amount of the Debentures plus all accrued but unpaid
                                  interest. See "Description of the Debentures -- Redemption".

OPTIONAL PAYMENT IN COMMON        On redemption or maturity, provided that no default or event
  SHARES ON REDEMPTION OR         of default has occurred and is continuing, the Company may
MATURITY:                         (at its option) on not less than 30 days notice and not more than 60 days notice, elect to satisfy its obligation to
                                  repay the principal amount of the Debentures by issuing and delivering that number of freely-tradable Common Shares
                                  obtained by dividing the principal amount of the outstanding
                                  Debentures to be redeemed or which have matured, by 95% of the weighted average trading price of the Common Shares on
                                  NASDAQ for the 20 consecutive trading days ending five
                                  trading days preceding the date fixed for redemption or
                                  maturity, as the case may be. All accrued but unpaid
                                  interest will be paid in cash. See "Description of the
                                  Debentures -- Share Payment Option".

CHANGE OF CONTROL:                In the event of any Change of Control of the Company, the
                                  Company will be required, within 35 days after the
                                  occurrence of a Change of Control, to make an offer to
                                  redeem all outstanding Debentures at a price equal to 101%
                                  of the principal amount of such Debentures plus accrued but unpaid interest. In addition, if the Change of Control
                                  occurs on or before July 31, 2006, the holder will also
                                  receive the present value of the amount of interest that
                                  would have been paid if the Debentures had been outstanding until July 31, 2006. If 90% or more of the aggregate
                                  principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Company for redemption, the Company will
                                  have the right and obligation to redeem all remaining
                                  Debentures on the same terms. See "Description of the
                                  Debentures -- Change of Control" for a full description of what is meant by the term "Change of Control".

SINKING FUND:                     None.

ADDITIONAL AMOUNTS AND TAX        Any payments made by the Company with respect to the
  REDEMPTION:                     Debentures will be made without withholding or deduction for
                                  Canadian taxes unless required by law. If the Company is
                                  required by law to withhold or deduct

                                  for Canadian taxes with respect to a payment to the holders of Debentures as a result of a change in law or policy that arises after the date of issuance of the Debenture, the
                                  Company will pay the additional amount necessary so that the net amount received by the holders of Debentures after the withholding or deduction is not less than the amount they
                                  would have received in the absence of the withholding or
                                  deduction. If the Company becomes obligated to pay such
                                  additional amounts, it shall have the right to redeem all, but not less than all, of the Debentures at an amount in
                                  cash equal to par plus accrued and unpaid interest. See
                                  "Description of the Debentures -- Additional Amounts" and
                                  "Description of the Debentures -- Redemption for Changes in
                                  Canadian Tax Law".

USE OF PROCEEDS:                  The estimated net proceeds to the Company from the sale of the Debentures offered hereby, after payment of the
                                  Underwriters' fee and the estimated expenses of this
                                  Offering, will be US$72,350,000 or, if the Over-Allotment
                                  Option is exercised in full, US$83,262,500. The net proceeds from the sale of the Debentures will be used by the Company to fund development of the Alamo Dorado project, future
                                  capital, development and exploration programs, working
                                  capital requirements and for other general corporate
                                  purposes. See "Use of Proceeds".

PRO FORMA EARNINGS COVERAGE:      On a pro forma basis after giving effect to this offering, even assuming no exercise of the Over-Allotment Option, the
                                  Company's earnings for both the fiscal year ended
                                  December 31, 2002 and the 12 month period ended March 31,
                                  2003 were insufficient to cover the interest obligations for such periods. See "Pro Forma Earnings Coverage".

DELIVERY AND FORM:                The Debentures will be issued in "book-entry only" form.
                                  This means they will be issued in the form of fully
                                  registered global debentures held by, or on behalf of, the
                                  Canadian Depository for Securities Limited and, if
                                  necessary, The Depository Trust Company, or their respective successors as custodians for their participants. See
                                  "Description of the Debentures -- Book Entry, Delivery
                                  and Form".

LISTING:                          The TSX has conditionally approved the listing of the
                                  Debentures and any Common Shares issuable upon conversion
                                  thereof. The Company has notified NASDAQ of the proposed
                                  issuance of the Debentures and the Common Shares issuable
                                  upon conversion thereof. The Common Shares are listed on the
                                  TSX under the symbol "PAA" and on NASDAQ under the
                                  symbol "PAAS".

RISK FACTORS:                     See "Risk Factors" and the other information in this
                                  prospectus supplement and the documents incorporated herein for a discussion of the factors you should carefully
                                  consider before deciding to invest in the Debentures.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS IN THIS OFFERING OF DEBENTURES SHOULD CONSIDER, IN ADDITION TO THE INFORMATION CONTAINED IN THE ACCOMPANYING BASE PROSPECTUS DATED JULY 18, 2003 AND THE RISK FACTORS NOTED BELOW, THE RISKS DESCRIBED IN THE ANNUAL INFORMATION FORM OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF THE COMPANY THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT.

LEVEL OF INDEBTEDNESS

    After giving effect to the offering of the Debentures (assuming the Over-Allotment Option is not exercised) and the application of the net proceeds therefrom as described under "Use of Proceeds", as of March 31, 2003, the Company would have had approximately $104.5 million of consolidated indebtedness (including trade payables). In addition, the terms of the Company's bank agreements and the Indenture governing the Debentures permit the Company and its subsidiaries to incur additional debt.

    The Company's substantial debt may have important consequences to holders of the Debentures. For instance, it could:

    - make it more difficult for the Company to satisfy its financial obligations, including those relating to the Debentures;

    - require the Company to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under its debt, including the Debentures, which will reduce funds available for other business purposes;

    - increase its vulnerability to general adverse economic and industry conditions, including a decrease in the price of silver;

    - limit its flexibility in planning for, or reacting to, changes in its business;

    - place it at a competitive disadvantage compared with its competitors that have less debt and greater financial resources; and

    - limit its ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

    The Company's ability to make payments on its indebtedness and to fund its operations, working capital and capital expenditures, will depend on its ability to generate cash in the future. This is subject to general economic, industry, financial, competitive, legislative, regulatory, and other factors that are beyond the Company's control. In particular, global or regional economic conditions could cause the price of silver to fall and hamper the Company's ability to repay its indebtedness, including the Debentures. The Company's operations may not generate sufficient cash flow and borrowings may not be available in an amount sufficient to enable the Company to pay its indebtedness, including the Debentures, or to fund its other cash needs. The Company may need to refinance all or a portion of its indebtedness, including the Debentures, on or before maturity, but such refinancing may be unavailable to it on commercially reasonable terms, or at all, to meet its obligations or to successfully execute its business strategy.

PRIOR RANKING INDEBTEDNESS

    The Debentures will be subordinate to all present and future Senior Indebtedness (as defined below) of the Company.

    The Indenture will not limit the ability of the Company to incur additional Senior Indebtedness (defined as secured debt and bank/institutional debt, project debt and trade debt, whether secured or unsecured) or indebtedness that is by its terms subordinate to the Debentures. The Indenture does not contain any provisions specifically intended to protect the holders of the Debentures in the event of a future leveraged transaction involving the Company. In the event of any distribution or payment of the Company's assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of the Company's assets that constitute their collateral. Holders of the Debentures will participate ratably with all holders of the Company's unsecured indebtedness that is deemed to be of the same class as the Debentures, and potentially with all of the Company's other general creditors, based upon the respective amounts owed to each holder or creditor, in the Company's remaining assets. In any of the foregoing events, there can be no assurance that there will be sufficient assets to pay amounts due on the Debentures.

SUBORDINATION IN RIGHT OF PAYMENT TO THE OBLIGATIONS OF SUBSIDIARIES

    A significant portion of the Company's operations is conducted by its subsidiaries, which own most of the Company's consolidated assets. The operating cash flow of the Company's subsidiaries and the payment of funds by them to the Company in the form of loans, dividends or otherwise could, in certain circumstances, affect the Company's operating cash flow and its ability to service its indebtedness, including the Debentures. The Company's subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to the Debentures or to make any funds available for that purpose, whether by dividend, interest, loans, advances or other payments. In addition, their ability to pay dividends and make loans, advances and other payments to the Company may be restricted by contractual restrictions, which may include requirements to maintain minimum levels of working capital and other assets.

    A holder's right to receive payments under the Debentures will be effectively subordinate to all current and future debts and liabilities of the Company's subsidiaries. In the event of a bankruptcy, liquidation, winding up, reorganization or similar proceeding relating to a subsidiary, the Company's right to receive assets of that subsidiary and a holder's consequent right to participate in a distribution of those assets will rank behind that subsidiary's creditors, including trade creditors. As of March 31, 2003, the indebtedness (including trade payables), excluding intercompany indebtedness, of the Company's subsidiaries was $29.5 million. The Company's subsidiaries may also incur additional debt and liabilities in the future.

RIGHT OF EARLY REDEMPTION

    Purchasers of the Debentures should be aware that the Company may redeem all or part of the Debentures at any time on and after July 31, 2006 subject to certain conditions and at any time in the event of certain changes in Canadian tax laws at a price equal to the principal amount of the Debentures redeemed plus accrued and unpaid interest. The Company may, in some circumstances, also elect to satisfy the redemption price in cash or by delivering Common Shares in lieu of cash. See "Description of The Debentures -- Redemption".

BANKRUPTCY AND RELATED LAWS

    The Company is incorporated under the laws of British Columbia and its principal operating assets are located outside of Canada and the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever located, including property situated in other countries.

    The rights of the Trustee to enforce remedies are likely to be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Company. For example, both the BANKRUPTCY AND INSOLVENCY ACT (Canada) and the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) contain provisions enabling "an insolvent person" to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, this "proposal" legislation permits, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

    The powers of the court under the BANKRUPTCY AND INSOLVENCY ACT (Canada) and particularly under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict if payments under the Debentures would be made following commencement of or during such a proceeding, whether or when the Trustee could exercise its rights under the Indenture or whether and to what extent holders of the Debentures would be compensated for any delay, if any, in payments of principal and interest.

COMMON SHARE PRICE VOLATILITY

    The Company expects the market price of the Debentures to be significantly affected by the market price of its Common Shares. This may result in greater volatility in the trading value of the Debentures than would be expected for nonconvertible securities issued by the Company. In addition, the Debentures have a number of features, which, if not met, could result in a holder receiving less than the value of the Common Shares into which a Debenture is otherwise convertible. These features could adversely affect the value and trading prices of the Debentures.

    The trading price of the Common Shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of the Debentures may fluctuate significantly, which may result in losses to investors. The price of the Common Shares may increase or decrease in response to a number of events and factors, including:

    - trends in the silver mining industry and the markets in which the Company operates;

    - changes in the market price of the commodities the Company sells;

    - current events affecting the economic situation in Canada and the United States;

    - changes in financial estimates and recommendations by securities analysts;

    - acquisitions and financings;

    - quarterly variations in operating results;

    - the operating and share price performance of other companies that investors may deem comparable; and

    - purchase or sales of blocks of the Common Shares.

    This volatility may adversely affect the prices of the Common Shares and the Debentures regardless of the Company's operating performance.

FAILURE OF AN ACTIVE TRADING MARKET FOR THE DEBENTURES TO DEVELOP

    The Debentures are a new issue of securities for which there is currently no trading market. Although the TSX has conditionally approved the listing of the Debentures, no assurance can be given that an active trading market for the Debentures will develop or be sustained. If an active market for the Debentures fails to develop or be sustained, the Debentures could trade at prices that may be lower than the initial offering price of the Debentures. Whether or not the Debentures will trade at lower prices depends on many factors, including:

    - prevailing interest rates and the markets for similar securities;

    - the market price of the Common Shares;

    - general economic conditions; and

    - the Company's financial condition, historic financial performance and future prospects.

INABILITY TO FUND PURCHASE OF DEBENTURES

    Upon the occurrence of certain specific kinds of change of control events occurring before maturity of the Debentures, the Company will be required to make an offer to redeem all outstanding Debentures. However, it is possible that following a change of control the Company will not have sufficient funds at that time to make the required redemption of outstanding Debentures. See "Description of the Debentures -- Change of Control".

CONVERSION FOLLOWING CERTAIN TRANSACTIONS

    In the case of certain transactions, each Debenture will become convertible into the securities, cash or property receivable by a holder of Common Shares in the kind and amount of securities, cash or property into which the Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Debentures in the future. For example, if the Company were acquired in a cash merger, each Debenture would become convertible solely into cash and a holder may not be able to reinvest the cash to receive an equivalent rate of return and will lose the opportunity to participate in any increase in the value of the Common Shares, if any. See "Description of the Debentures -- Conversion Rights".

EARNINGS COVERAGE DEFICIENCY

    On a pro forma basis after giving effect to this Offering, even assuming no exercise of the Over-Allotment Option, the Company's earnings for both the fiscal year ended December 31, 2002 and the 12 month period ended March 31, 2003 were insufficient to cover the interest obligations for such periods. See
"Pro Forma Earnings Coverage". There can be no assurance that the Company will, in the future, have sufficient funds to make such payments.

EMPLOYEE RELATIONS

    Certain of the Company's employees and the employees of Peruvian mining contractors indirectly employed by the Company are represented by unions. At July 23, 2003, there were 71 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. -- Mina Quiruvilca (the "Quiruvilca Union") and 266 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the "Shorey Union"). There are also 17 employees at the Huaron mine who are members of a "union committee" who have rights pursuant to an agreement dated January 1, 2003. The Company has experienced labour strikes and work stoppages in the past. The labour agreements with the Quiruvilca Union and the Shorey Union expired on January 1, 2003, and ordinary course negotiations to renew the contracts are ongoing. There can be no assurance that these contracts will be renewed on terms favourable to the Company, if at all and the Company may experience future work stoppages.

ACQUISITIONS

    An element of the Company's business strategy is to make selected acquisitions. For example, the Company recently completed the acquisition of Corner Bay Silver Inc. in February 2003. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company's acquisitions will depend upon its ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized. In addition, the Company may issue additional Common Shares in connection with aquisitions. These share issuances may cause dilution to holders of Debentures to the extent they wish to or are required to, acquire Common Shares in replacement of the principal amount of the Debentures.

HEDGING ACTIVITIES

    From time to time, the Company engages in hedging activities in connection with base metals, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect the Company against low metal prices, they may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. As of March 31, 2003, the Company's forward contract position had a value of $264,000. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company's current policy is to not hedge the price of silver and therefore it is fully exposed to declines in silver prices.

ENFORCING CIVIL LIABILITIES IN THE UNITED STATES

    The Company is organized under the laws of the Province of British Columbia, and its principal executive office is located in British Columbia. Many of the Company's directors, controlling persons, officers and the experts named in this prospectus are residents of Canada, and a substantial portion of the their assets and a majority of the Company's assets are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon the directors, controlling persons, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada against the Company or against any of its directors, controlling persons, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

                          PRO FORMA EARNINGS COVERAGE

    The following consolidated financial earnings deficiency figures and cash flow coverage ratios are calculated, on a pro forma basis, for the fiscal year ended December 31, 2002 and the 12 month period ended March 31, 2003. In addition, all figures and ratios give effect to all long-term financial liabilities of the Company and the repayment, redemption or retirement thereof since those dates, respectively as well as the issuance of US$75,000,000 principal amount of Debentures hereunder. All amounts are calculated assuming there is no exercise of the Over-Allotment Option. All deficiency figures and coverage ratios have been calculated based on Canadian GAAP.

                                                              FISCAL YEAR ENDED    12 MONTHS ENDED
                                                              DECEMBER 31, 2002    MARCH 31, 2003
                                                              ------------------   ---------------
                                                                  (US$ MILLIONS EXCEPT RATIOS)
Pro forma interest requirements(1)..........................             4.9                 4.8
Earnings (loss) before interest expense and taxes...........           (32.7)              (32.8)
Pro forma earnings coverage deficiency(2)...................           (37.6)              (37.6)
Earnings (loss) before interest, taxes, asset writedowns and
  special reclamation provisions............................            (5.5)               (6.4)
Pro forma earnings coverage deficiency before interest,
  taxes, asset writedowns and special reclamation
  provisions(3).............................................           (10.4)              (11.2)
Cash flow from operating, financing and investment
  activities before interest and taxes paid.................             7.8                (6.5)
Pro forma cash flow coverage ratio(4).......................      1.59 times                  --

------------------------

(1) Pro forma interest requirements equals the interest expense on all debt after giving effect to the issuance of the Debentures but assuming no exercise of the Over-Allotment Option.

(2) Pro forma earnings coverage deficiency is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income before pro forma interest expense and income taxes divided by pro forma interest expense on all debt.

(3) Pro forma earnings coverage deficiency before interest, taxes and unusual items is the dollar amount of earnings required to attain an earnings coverage ratio before interest, taxes and unusual items of one-to-one.
    Pro forma earnings coverage ratio before interest, taxes and unusual items is equal to net income before pro forma interest expense, income taxes and write-down of the Company's investment in the Quiruvilca mine and accrual for future reclamation costs for the Quiruvilca Mine divided by pro forma interest expense on all debt.

(4) Cash flow coverage ratio is equal to cash flow from operating, financing and investment activities before interest paid and income taxes divided by pro forma interest expense on all debt.

    The foregoing table illustrates that the Company's earning coverage ratio for the indicated periods, on a pro forma basis, would have been insufficient to meet its interest obligations if the Debentures had been outstanding during such periods.

                         DESCRIPTION OF THE DEBENTURES

    The Debentures will be issued under a trust indenture to be dated as of the closing date (the "Indenture") between the Company and Computershare Trust Company of Canada, as trustee (the "Trustee"). The Indenture will be subject to the provisions of the COMPANY ACT (British Columbia) and the United States Trust Indenture Act of 1939, as amended (the "TIA"), to the extent set forth in Rule 4d-9 thereunder.

    The following summary of certain provisions of the Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Debentures and the Indenture, including the definitions therein of certain terms that are not otherwise defined in this prospectus supplement. Wherever particular provisions or defined terms of the Indenture (or of the Form of Debentures, which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

    The Debentures will be subordinated unsecured general obligations of the Company and are convertible into Common Shares, at the option of the holders, as described under "Description of the Debentures -- Conversion Rights". The Debentures will be limited in aggregate principal amount to $75,000,000 ($86,250,000 if the Over-Allotment Option is exercised in full) and will mature on July 31, 2009, unless earlier, converted or redeemed by the Company as described herein. The principal amount of each Debenture will be $1,000 and will be payable at the office of the Trustee.

    The Debentures will bear interest at the rate of 5.25% per annum on the principal amount from July 30, 2003, or from the most recent date to which interest has been paid or provided for until the Debentures are paid in full, converted or funds are made available for payment in full of the Debentures in accordance with the Indenture. Interest will be payable at the date of maturity (or earlier redemption or, in some circumstances, conversion) and semi-annually on January 31 and July 31 of each year (each an "Interest Payment Date"), commencing on January 31, 2004. In all cases, interest payments will be made to holders of record at the close of business on January 15 and July 15 preceding each Interest Payment Date (each, a "Regular Record Date"). Any interest payments will be payable in cash or, at the option of the Company, by delivery of Common Shares to the Trustee for sale on the open market to fund the Company's cash obligation with respect to the payment of interest on the Interest Payment Date (See "Description of the Debentures -- Share Payment Option -- Payment of Interest"). Each payment of interest on the Debentures will include interest accrued to, but excluding, the applicable Interest Payment Date or the date of maturity (or earlier redemption or, in some circumstances, conversion), as the case may be. Any payment of principal and cash interest required to be made on any day that is not a business day will be made on the next succeeding business day (and without any interest or other payment in respect of any such delay). Interest will be computed on the basis of a 365-day year.

    In the event of conversion, redemption, or maturity, interest will cease to accrue on that Debenture, except as provided in the Indenture; provided, however, if the Company defaults on its obligation to deliver Common Shares and cash in lieu of fractional shares upon conversion, redemption or maturity, as applicable, or defaults on its obligation to deliver cash upon redemption or maturity, as applicable, interest will continue to accrue on that Debenture until such default has been cured, in all cases, subject to the terms and conditions of the Indenture. The Company may not re-issue a Debenture that has matured or has been converted, redeemed or otherwise cancelled.

    The Indenture also does not contain any covenants or other provisions to protect holders of the Debentures in the event of a highly leveraged transaction or a Change of Control, except to the extent described under "Description of the Debentures -- Change of Control".

SUBORDINATION

    The Indenture will provide that the Debentures will be subordinated and junior in right of payment to all present and future Senior Indebtedness of the Company. "Senior Indebtedness" is defined as (1) all indebtedness secured by a lien or other encumbrance; (2) all other indebtedness including monetary obligations under credit facilities, with any bank, insurance company, investment fund, credit union or other financial institution; (3) any interest rate agreement or currency agreement; (4) indebtedness incurred specifically for the development of a particular mineral property with or without recourse to the Company; (5) all obligations to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments;
(6) all trade and other accounts payable for goods, materials or services purchased in the ordinary course of business; and (7) all other indebtedness of the Company unless, in the case of any particular indebtedness, the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to the Debentures. "Senior Indebtedness" shall not include (A) any indebtedness to the extent incurred in violation of any covenant under the Indenture; (B) any liability for foreign, federal, provincial or local taxes, subject to applicable law; (C) indebtedness that is subordinate or junior in right of payment to the Debentures; (D) any indebtedness to any employee, officer or director of the Company or any of its subsidiaries, subject to applicable law; and (E) the Debentures.

    The Debentures will rank PARI PASSU with all other present or future unsecured indebtedness that is not Senior Indebtedness and that is not expressly subordinate to the Debentures.

    The Company has agreed that, so long as Debentures are issued and outstanding, neither it nor its subsidiaries will issue by public offering or private placement (whether under a prospectus or registration statement or pursuant to an exemption from the requirements therefor) any unsecured bonds, debentures, notes or other capital markets debt securities unless all such indebtedness is by its terms expressly subordinate to the Debentures.

    After giving effect to the offering of the Debentures (assuming the Over-Allotment Option is not exercised) and the application of the net proceeds as described under "Use of Proceeds", as of March 31, 2003, the Company would have had approximately $104.5 million of consolidated indebtedness (including trade payables), of this $8.7 million would have been secured indebtedness of the Company and $20.8 million would have been unsecured indebtedness of the Company's subsidiaries.

    In addition, the Debentures will effectively be subordinated to all existing and future liabilities of the Company's subsidiaries. Any rights of the Company to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of holders of the Debentures to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that the Company is recognized as a creditor of that subsidiary, in which case the Company's claim would still be subordinate to any security interests in the assets of that subsidiary.

CONVERSION RIGHTS

    A holder of a Debenture is entitled to convert the Debenture into Common Shares at any time on or prior to the close of business on the last business day prior to the date of maturity, provided that if a Debenture is called for redemption, the holder is entitled to convert it at any time before the close of business on the last business day prior to the redemption date. In the case of a Change of Control (as defined below), a Debenture in respect of which a holder has delivered a notice accepting a Debenture Offer (as defined below) may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the holder to the Trustee prior to the close of business on the Change of Control redemption date, in accordance with the terms of the Indenture.

    The receipt by a holder of Common Shares upon a conversion will satisfy all obligations to pay principal and accrued but unpaid interest, except if a Debenture is called for redemption upon a Change of Control or otherwise, in which case a holder will receive a cash payment for accrued but unpaid interest to but excluding the date of conversion.

    The initial conversion price for the Debentures is $9.57 per Common Share (the "Conversion Price"), which is equal to a conversion rate of 104.4932 shares per $1,000 principal amount of Debentures. The Conversion Price is subject to adjustment upon the occurrence of certain events as described below. A holder otherwise entitled to a fractional Common Share will receive cash in United States dollars in an amount equal to the Conversion Price on the trading day immediately preceding the conversion date. A holder may convert a portion of that holder's Debentures so long as that portion is $1,000 principal amount or an integral multiple of $1,000. A holder who converts his or her Debentures prior to the record date for a periodic interest payment will not receive any interest for such period.

    A certificate for the number of Common Shares into which any Debenture is converted and any cash payment to be made instead of any fractional shares will be delivered as soon as practicable, but in any event no later than the fifth business day following the conversion date. For a summary of the Canadian and United States federal income tax treatment of a holder receiving Common Shares upon conversion, see "Income Tax Considerations -- Certain Canadian Federal Income Tax Considerations -- Exercise of Conversion Right" and "Income Tax Considerations -- Certain United States Federal Income Tax
Considerations -- Conversion of the Debentures," respectively.

    The Conversion Price is subject to adjustment in some events, including:

    - the issuance of Common Shares as a dividend or a distribution with respect to the Common Shares;

    - subdivisions and combinations of the Common Shares;

    - the issuance to all holders of Common Shares of certain rights to purchase, for a period not exceeding 45 days, Common Shares at less than 95% of the Current Market Price of a Common Share (as defined under "Description of the Debentures -- Share Payment Option" below);

    - the distribution to holders of Common Shares of evidences of the Company's indebtedness, capital stock, cash or assets (including securities, but excluding Common Share distributions covered above, those rights, dividends and distributions referred to above, and dividends and distributions paid exclusively in cash, excepts as set out below);

    - the payment of dividends or other distributions in cash to holders of Common Shares to the extent that the aggregate amount of such cash dividends or other distributions in any 12 month period exceeds 1% of the Current Market Price; and

    - an issuer bid, tender offer or exchange offer is made for all or any portion of the Common Shares by the Company or any of its subsidiaries to the extent the consideration paid to such holders exceeds 5% of the Company's aggregate market capitalization.

    However, adjustment of the Conversion Price is not necessary if holders may participate in the transactions otherwise giving rise to an adjustment on a basis as though and to the same effect as if such holders had converted their Debentures into Common Shares prior to the record date for such transaction.

    No adjustment to the Conversion Price will be required unless such adjustment would require a change of at least 1% in the Conversion Price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Price will not be adjusted for the issuance of the Common Shares or any securities convertible into or exchangeable for the Common Shares or carrying the right to purchase any of the foregoing.

    A U.S. person may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend, upon a taxable distribution to holders of Common Shares that results in an adjustment to the Conversion Price. See "Income Tax Considerations -- Certain Material United States Federal Income Tax Considerations".

    The Company may, from time to time, to the extent permitted by law and subject to receipt of all necessary regulatory approvals, decrease the Conversion Price by any amount for a period of at least 20 business days if the Company's Board of Directors has determined in good faith (to be evidenced by a resolution of the Board of Directors) that such decrease would be in the best interests of the Company. The Company will give notice of such a decrease to the Trustee at least 15 days before such decrease becomes effective.

    In the event that the Company becomes a party to any transaction, including, and with some exceptions:

    - any recapitalization or reclassification of the Common Shares;

    - any consolidation, amalgamation or combination of the Company with, or merger of the Company into, any other Person, or any merger of another Person into the Company; or

    - any sale, transfer or lease of all or substantially all of the Company's assets;

pursuant to which the Common Shares are converted into the right to receive other securities, cash or other property (each of the above being referred to as a "Transaction"), then the holders of Debentures then outstanding will have the right to convert the Debentures only into the kind and amount of securities, cash or other property receivable upon the consummation of that Transaction by a holder of the number of Common Shares issuable upon conversion of those Debentures immediately prior to that Transaction. The holders of Debentures will have no voting rights with respect to any Transaction.

    However, if a Transaction occurs on or before the date which is five years after the issuance of the Debentures, the consideration into which the Debentures will be convertible will be limited to the Common Shares or other prescribed securities (within the meaning of the INCOME TAX ACT (Canada)) of the Company as specified by the Board of Directors, which includes shares not redeemable by the holder within five years after the issuance of the Debentures. As a result, in these circumstances, the consideration issuable on the exercise of the conversion right could differ from the consideration received by the holders of Common Shares pursuant to the Transaction, and the conversion rate could be adjusted so that the consideration into which the Debentures are convertible after the Transaction is, immediately following the date of the Transaction, equivalent in value to the value, immediately following the date of the Transaction, of the consideration a holder would have been entitled to receive had the holder converted the Debentures into Common Shares immediately prior to the Transaction. In addition, if the Transaction entails the exchange of substantially all of the Common Shares for cash (or securities that are redeemable for cash within 60 days of issue), the Debentures may cease to be convertible, potentially making it desirable for the holder to exercise its conversion right prior to the applicable date for such Transaction.

    Where, as a result of a Transaction, the Debentures become convertible into the kind and amount of securities, cash or property receivable by a holder of the number of Common Shares issuable upon conversion of those Debentures immediately prior to that Transaction, the value of the conversion privilege associated with the Debentures in the future could be substantially lessened or eliminated. For example, if all of the Common Shares were to be acquired for cash consideration, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on the Company's future prospects and other factors.

    In the event of a taxable distribution to holders of the Common Shares that results in an adjustment of the Conversion Price, or in which holders otherwise participate, or in the event the Conversion Price is decreased at the Company's discretion, the holders of the Debentures may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. Moreover, in some other circumstances, the absence of an adjustment to the Conversion Price may result in a dividend to holders of Common Shares taxable under United States federal income tax law. See "Income Tax Considerations -- Certain United States Federal Income Tax Considerations -- Adjustments in the Conversion Price of the Debentures".

REDEMPTION

    OPTIONAL REDEMPTION

    Except to the extent described under "Redemption for Changes in Canadian Tax Laws" and "Change of Control", the Debentures will not be redeemable prior to July 31, 2006. On or after July 31, 2006, the Debentures will be redeemable in whole at any time or in part from time to time, on at least 30 days' but not more than 60 days' prior notice of redemption given to holders of Debentures, at a redemption price equal to par plus accrued and unpaid interest thereon to but excluding the redemption date, provided that the Current Market Price (as defined below) is at least 125% of the Conversion Price. Any redemption of Debentures must be in integral multiples of $1,000 principal amount. The redemption price will be payable in cash or, at the option of the Company, the redemption price may be paid by delivery of freely tradeable Common Shares, except as to any fractional amount which shall be paid in cash in lieu thereof. Any accrued but unpaid interest will be payable in cash. See "Description of the Debentures -- Share Payment Option".

    If fewer than all of the Debentures are to be redeemed, the Trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000, PRO RATA or by another method that complies with the requirements of the TSX, or any stock exchange on which the Debentures are listed or quoted and that the Trustee shall deem equitable. If a portion of a holder's Debentures is selected for partial redemption and that holder converts all or a portion of such Debentures prior to the redemption, the converted portion will be deemed, solely for purposes of determining the aggregate principal amount of the Debentures to be redeemed by the Company, to form a portion of those Debentures selected for redemption.

    There is no sinking fund for the Debentures.

    REDEMPTION FOR CHANGES IN CANADIAN TAX LAW

    In addition, the Debentures are redeemable, in whole but not in part, at the option of the Company for cash in United States dollars at any time upon not less than 30 days' nor more than 60 days' notice at a redemption price equal to par plus accrued and unpaid interest thereon to but excluding the redemption date, in the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Debentures, any Additional Amounts (as defined below) as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement; provided that the Company determines that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the Debentures).

    No Debentures may be redeemed by the Company pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "Description of Debentures -- Events of Default".

SHARE PAYMENT OPTION

    PAYMENT OF PRINCIPAL ON REDEMPTION OR AT MATURITY

    For so long as the Common Shares are listed on NASDAQ or a stock exchange in the United States or Canada, the Company may at its option and subject to receiving all applicable regulatory approvals, unless an Event of Default has occurred and is continuing, elect to satisfy all or a portion of its obligations to pay the outstanding principal amount of Debentures upon redemption or maturity for any reason (other than redemption for changes in Canadian tax laws), by issuing and delivering to the registered holder, for each $1,000 principal amount of Debentures, that number of fully paid and non-assessable and freely tradeable (in the United States and Canada) Common Shares equal to the principal amount divided by 95% of the Current Market Price (as defined below) of the Common Shares on the date of redemption or maturity, as applicable (the "Share Payment Option"), together with a cash amount equal to the amount of all accrued and unpaid interest. No fractional Common Shares will be issued to the holders of Debentures, but, in lieu thereof, the Company will make a cash payment.

    To exercise the Share Payment Option, the Company must give not less than 30 days' and not more than 60 days' prior notice of such election to the Trustee and the affected registered holders.

    "Current Market Price" of the Common Shares means an amount equal to the weighted average trading price of the Common Shares on NASDAQ (or, if the Common Shares are not listed on the NASDAQ, then the TSX or such other stock exchange in Canada or in the United States on which the Common Shares are then listed) for 20 consecutive trading days ending five trading days prior to the date of determination.

    PAYMENT OF INTEREST

    Subject to receiving applicable regulatory approvals, the Company shall have the right to elect, from time to time, to issue and deliver Common Shares to the Trustee (the "Share Interest Payment Election") for sale in the open market to raise funds in order to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation").

    Neither the Company's making of the Share Interest Payment Election nor the consummation of sales of the Common Shares will (i) result in the holders of the Debentures not being entitled to receive, in accordance with the foregoing procedures, on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date or (ii) entitle such holders to receive any Common Shares in satisfaction of the Company's obligation to pay such interest.

CHANGE OF CONTROL

    Within 35 days following the occurrence of a change of control of the Company involving the acquisition of beneficial voting control or direction over 66 2/3% or more of the issued and outstanding Common Shares (a "Change of Control"), the Company will be required to make an offer in writing to redeem all of the Debentures then outstanding (the "Debenture Offer"), at a cash price equal to the sum of: (i) 101% of the principal amount thereof (ii) accrued and unpaid interest; and (iii) in the event that the Change of Control occurs on or before July 31, 2006, the present value of the amount of interest which would have accrued and been paid on the Debentures if the Debentures were outstanding until July 31, 2006 (the "Debenture Offer Price"). The present value of the amount of interest that would have accrued and been paid on the Debentures will be computed using a discount rate equal to the US Treasury Yield. The
"US Treasury Yield" means the yield to maturity (as published by the Federal Reserve, or any other publicly available source for such market data, at the time of computation) of US Treasury securities with a constant maturity equal to the then remaining term to July 31, 2006, provided, however, that if the then remaining term to July 31, 2006 is not equal to the constant maturity of a US Treasury security for which a yield to maturity is available, the US Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of US Treasury securities for which such yields are given, except that if the then remaining term of July 31, 2006 is less than one year, the weekly average yield on US Treasury securities adjusted to a constant maturity of one year shall be used.

    The Indenture contains notification and redemption provisions requiring the Company to give written notice to the Trustee of the occurrence of a Change of Control within 35 days of such event together with the Debenture Offer. The Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to redeem all the outstanding Debentures.

    The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act or other relevant Canadian and United States federal, provincial and state securities legislation that may then be applicable in connection with any Debenture Offer.

    If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Company for redemption pursuant to the Debenture Offer, the Company will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Company to the Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

    If a Change of Control was to occur, there can be no assurance that the Company would have funds sufficient to pay the Debenture Offer Price for all of the Debentures that might be delivered by holders seeking to accept a Debenture Offer. Further, payment of the Debenture Offer Price for the Debentures may be subordinated to the prior payment of Senior Indebtedness as described under "Description of the Debentures -- Subordination". In addition, the Company's ability to purchase Debentures with cash may be limited by the terms of its current and future debt agreements.

    The obligations of the Company arising upon a Change of Control will also be satisfied if a third party makes the Debenture Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Debenture Offer made by the Company. The failure of the Company (or a third party, in the case of a Debenture Offer made by a third party) to make or consummate the Debenture Offer or pay the Debenture Offer Price when due will give the Trustee and the holders the rights described under "Description of the Debentures -- Events of Default".

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of any holders of outstanding Debentures, is entitled to amalgamate with, consolidate with or merge into, or sell, transfer, assign or lease all or substantially all the Company's assets to any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or government or any agency or political subdivision thereof (each a "Person") provided that:

    - the Person, if other than the Company, formed by a consolidation or into which the Company is merged, or the Person, if other than one of the Company's subsidiaries, which receives the transfer of all or substantially all the Company's assets, expressly assumes the Company's obligations on the Debentures and under the Indenture;

    - the Trustee is satisfied that the transaction will not result in the successor Person being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the Debentures;

    - immediately before or after giving effect to the consolidation, merger, transfer, assignment or lease, no Event of Default (as defined below), and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

    - an officer's certificate and an opinion of counsel, each stating that the amalgamation, consolidation, merger, transfer, assignment or lease complies with the provisions of the Indenture, have been delivered by the Company to the Trustee.

    Upon the assumption of the Company's obligations by another Person in these circumstances, the Company will be discharged from its obligations with respect to the Debentures in accordance with the terms and conditions of the Indenture. In addition, certain of these transactions could constitute a Change of Control, requiring the Company to make a Debenture Offer.

EVENTS OF DEFAULT

    The Indenture provides that if an Event of Default specified in the Indenture occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding may declare the principal amount of and accrued interest to the date of that declaration on all the Debentures to be immediately due and payable. In the case of some events of bankruptcy or insolvency, the principal amount of, and accrued interest on, all the Debentures to the date of the occurrence of that event automatically will become and immediately will be due and payable.

    Under some circumstances, the holders of a majority in aggregate principal amount of the Debentures may rescind any acceleration with respect to the Debentures and its consequences. Interest will continue to accrue and be payable on demand upon a default in:

    - the payment of:

       - principal or interest when due,

       - redemption amounts, or

       - the Debenture Offer Price;

    - the delivery of Common Shares to be delivered on conversion of the Debentures; or

    - the payment of cash in lieu of fractional shares to be paid on conversion of the Debentures.

    Under the Indenture, Events of Default include:

    - failure by the Company to pay principal on the Debentures in cash or pursuant to the Share Payment Option when due, whether at maturity, upon redemption, or otherwise and such default continues for five business days;

    - failure by the Company to pay interest on the Debentures in cash when due and such default continues for a period of 15 business days;

    - failure by the Company to pay the Debenture Offer Price when due;

    - failure by the Company to deliver Common Shares together with cash in United States dollars in lieu of fractional shares, when those Common Shares or cash in United States dollars in lieu of fractional shares, are required to be delivered following conversion of a Debenture and that default continues for 10 days;

    - failure by the Company to make a Debenture Offer within 35 days of the occurrence of the Change of Control;

    - failure by the Company to comply with any material term, covenant or other agreements in the Debentures or the Indenture for a period of 30 days after the receipt by the Company of written notice to remedy that default from the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures then outstanding;

    - a failure by the Company to pay when due at maturity or upon a default, event of default or similar condition under any bond, note, debenture or other evidence of indebtedness for money borrowed by the Company or any of its subsidiaries having an aggregate outstanding principal amount in excess of $10 million, not including any amounts the Company may owe under reimbursement or similar obligations to banks, sureties or other entities that have issued letters of credit, surety bonds, performance bonds or other guarantees to the extent any demands made under any such reimbursement or similar obligation relate to a draw under the related letter of credit or other instrument, which draw is being contested in good faith by the Company through appropriate proceedings, which default shall have resulted in that indebtedness being accelerated without that indebtedness being discharged or that acceleration having been rescinded or annulled within five business days after the Company's receipt of the notice of default from the Trustee or receipt by the Company and the Trustee of the notice of default from the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding, unless that default has been cured or waived within 30 days; and

    - certain events of bankruptcy or insolvency affecting the Company or any of its "significant subsidiaries" as that term is defined in Regulation S-X under the U.S. Securities Act, or any group or two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary of the Company.

    The Indenture will provide that the Trustee will, within 30 days after the occurrence of any continuing default known to the Trustee, mail to all holders of the Debentures notice of all defaults of which the Trustee is aware unless those defaults have been cured or waived by the holders before the giving of that notice. The Trustee may withhold notice as to any default, except in the case of a default under any of the first six bullets above, if it determines in good faith that withholding the notice is in the interests of the holders. The term "default" for the purpose of this paragraph means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the Debentures.

    If certain events of default specified in the last bullet point above occur and are continuing, then automatically the principal amount of the Debentures plus accrued and unpaid interest through such date shall become immediately due and payable without any action by the Trustee or any holder. If any other event of default occurs and is continuing (the default not having been cured or waived as provided under "Modification and Waiver" below), the Trustee or the holders of at least 50% in aggregate principal amount of the Debentures then outstanding may declare the Debentures due and payable at their principal amount plus accrued and unpaid interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Debentures then outstanding upon the conditions provided in the Indenture.

    The holders of a majority in aggregate principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee provided that the direction must not be in conflict with any law or the Indenture. In addition, the direction is subject to some other limitations. The Trustee may refuse to perform any duty or exercise any right or power or expend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No holder of any Debenture will have any right to pursue any remedy with respect to the Indenture or the Debentures, unless:

    - that holder has previously given the Trustee written notice of a continuing Event of Default;

    - the holders of at least 25% in aggregate principal amount of the outstanding Debentures have made a written request to the Trustee to pursue the relevant remedy;

    - the holder giving that written notice has, or the holders making that written request have, offered to the Trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it; and

    - the Trustee has failed to comply with the written request within 45 days after receipt of that notice, request and offer of security or indemnity.

    The right of any holder:

    - to receive payment of principal, any redemption amounts, the Debenture Offer Price or interest in respect of the Debentures held by that holder on or after the respective due dates expressed in the Debentures;

    - to convert those Debentures; or

    - to bring suit for the enforcement of any payment of principal, any redemption amounts, the Change of Control Purchase Price or interest in respect of those Debentures held by that holder on or after the respective due dates expressed in the Debentures, or the right to convert will not be impaired or adversely affected without that holder's consent.

    The holders of Debentures, by extraordinary resolution, may waive any existing default and its consequences except:

    - any default in any payment on the Debentures;

    - any default with respect to the conversion rights of the Debentures; or

    - any default in respect of the covenants or provisions in the Indenture that may not be modified without the consent of the holder of each Debenture as described in "Modification and Waiver" below.

    An "extraordinary resolution" is a resolution either passed at a meeting by 66 2/3% principal amount of Debentures represented at the meeting or a resolution in writing signed by the holders of an aggregate 66 2/3% principal amount of Debentures outstanding at that time.

    When a default is waived, it is deemed cured and will cease to exist, but that waiver does not extend to any subsequent or other default or impair any consequent right. The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of the Company's obligations under the Indenture. In addition, the Company will be required to file with the Trustee written notice of the occurrence of any default or Event of Default within five business days of the Company becoming aware of the occurrence of any default or Event of Default.

MODIFICATION AND WAIVER

    The Indenture or the Debentures may not be modified or amended by the Company without the consent of each holder affected thereby to, among other things:

    - reduce the principal amount, Debenture Offer Price or any redemption amounts with respect to any Debenture, or extend the stated maturity of any Debenture or alter the manner of payment or rate of interest on any Debenture or make any Debenture payable in money or securities other than that stated in the Debenture;

    - make any change that adversely affects the right of a holder to convert any Debenture or to receive Additional Amounts with respect to a Debenture;

    - make any change that affects in a manner adverse to the interests of the holders the obligation of the Company to make a Debenture Offer;

    - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Debentures; or

    - make any change that would result in the Company being required to make any deduction or withholding from payments made in respect of the Debentures.

    The Indenture or the Debentures may be modified or amended, subject to the provisions described above, by the Company and the Trustee with the consent, by extraordinary resolution of the Debenture holders.

    Without the consent of any holder of Debentures, the Company and the Trustee may amend the Indenture to:

    - cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not, in the good faith opinion of the Company's Board of Directors evidenced by a resolution of the Company's Board of Directors certified to the Trustee, materially adversely affect the rights of any holder of Debentures;

    - provide for the assumption by a successor of the Company's obligations under the Indenture;

    - make any change to comply with any exemption from qualification under the TIA, or to comply with Canadian federal or provincial legislation relating to trust indentures;

    - add to the Company's covenants or the Company's obligations under the Indenture for the protection of holders of the Debentures;

    - surrender any right, power or option conferred by the Indenture on the Company;

    - decrease the Conversion Price by any amount as contemplated in the Indenture; or

    - make any other change that does not adversely affect the rights of any holder of Debentures.

ADDITIONAL AMOUNTS

    The Indenture will provide that if the Company is required to make any withholding or deduction for or on account of any Canadian taxes from any payment made under or with respect to the Debentures, the Company will pay such additional amounts of interest ("Additional Amounts") as may be necessary so that the net amount received by each holder (including Additional Amounts) will not be less than the amount the holder would have received had such Canadian taxes not been withheld or deducted; except that no Additional Amounts will be payable with respect to a payment made to a holder (i) with which the Company does not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment, (ii) which is subject to such Canadian taxes by reason of its being connected with Canada otherwise than by the mere holding of the Debentures or the receipt of payments thereunder, or
(iii) which fails to comply with any administrative requirements necessary as a precondition to exemption from Canadian withholding taxes. The Indenture also requires the Company to provide to each holder certified copies of tax receipts or other satisfactory evidence of the payment by the Company of the applicable Canadian taxes within 30 days after the date of such payment.

    For a description of the exemption from Canadian withholding taxes applicable to payments under or with respect to the Debentures, see "Income Tax Considerations -- Certain Canadian Federal Income Tax Considerations". If, as a result of a change to Canadian withholding tax laws, the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Debentures, any Additional Amounts, the Company may redeem all, but not less than all, the Debentures at a redemption price equal to par plus accrued and unpaid interest to but excluding the redemption date. See "Description of the Debentures -- Redemption -- Redemption for Changes in Canadian Tax Law".

NOTICES

    Except as otherwise provided in the Indenture, notices to holders of Debentures will be given by mail to the addresses of holders of the Debentures as they appear in the securities register.

REPLACEMENT OF DEBENTURES

    Any mutilated Definitive Debenture (as defined below) will be replaced by the Company at the expense of the holder upon surrender of that Definitive Debenture to the Trustee. Definitive Debentures that become destroyed, stolen or lost will be replaced by the Company at the expense of the holder upon delivery to the Trustee or evidence of the destruction, loss or theft of the Definitive Debentures satisfactory to the Company and the Trustee. In the case of a destroyed, lost or stolen Definitive Debenture, an indemnity and surety bond satisfactory to the Trustee and the Company may be required at the expense of the holder of that Definitive Debenture before a replacement Debenture will be issued.

BOOK ENTRY, DELIVERY AND FORM

    The Debentures will be issued in the form of fully registered global debentures (the "Global Debentures") held by, or on behalf of, CDS and, if necessary, The Depository Trust Company, or their respective successors (together, the "Depositories") as custodians for their participants.

    All Debentures will be represented in the form of Global Debentures registered in the name of the Depositories or their nominees. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in book-entry form (unless the Company, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form). Beneficial interests in the Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the Underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the Depositories ("participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchaser from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriters or Underwriters. The practices of the Underwriters may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depositories will be responsible for establishing and maintaining book-entry accounts for their participants having interests in Global Debentures.

    If: (i) required to do so by law; (ii) the book-based system ceases to exist; (iii) the Company determines that the Depositories are no longer willing or able to discharge their responsibilities as depository properly and the Company is unable to locate a qualified successor; or (iv) the Company, at its option, elects to terminate the record entry system through the Depositories for any reason, the Company (with the consent of the Trustee, which consents shall not be unreasonably withheld) shall have the right to terminate the book entry system and provide that beneficial owners of Debentures representing by Global Debentures at such time will receive Debentures in registered and definitive form ("Definitive Debentures").

TRANSFER AND EXCHANGE OF DEBENTURES

    Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by the Depositories for such Global Debentures or their nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants but who desire to purchase, sell or otherwise transfer ownership of, or other interests in, Global Debentures may do so only through participants.

    The ability of a beneficial owner of an interest in Debentures represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in such Debenture (other than through a participant) may be limited due to a lack of a physical certificate.

    Registered holders of Definitive Debentures may only transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with such Debentures to the Trustee at its principal offices in the Cities of Vancouver or Toronto whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the name of the transferee(s). No transfer of a Debenture will be registered during the period beginning 15 days before the day of the mailing of a notice of redemption or conversion by the Company and ending at the close of business on the day of such mailing or during the periods commencing on any record date for the payment of interest and ending on the next following Interest Payment Date.

PAYMENTS

    Payments of interest and principal on each Global Debenture will be made to the Depositories or their nominees, as the case may be, as the registered holder of the Global Debenture. As long as a Depository or its nominee is the registered owner of a Global Debentures, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for purposes of receiving payments of interest and principal on the Debenture and for all other purposes under the Indenture and Debenture. Interest payments may be made by electronic funds transfer on the day interest is payable and delivered to the Depository or its nominee.

    The Company understands that each Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts (on the date interest or principal is payable) with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of such Depository or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interest in such Global Debentures will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Debentures represented by Global Debentures is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to a Depository or its nominee.

    If Definitive Debentures are issued instead of, or in place of, Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the Trustee for the Debentures, at the close of business on the Regular Record Date. Payment of principal at maturity will be made at the principal office of the Trustee in the City of Vancouver (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Definitive Debentures. If the due date for payment of any amount of principal or interest on any Definitive Debenture is not, at the place of payment, a business day (being a day other than a Saturday, Sunday or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day and the holder of such Definitive Debenture shall not be entitled to any further interest or other payment in respect of such delay.

REPORTS TO HOLDERS

    The Company shall file with the Trustee and provide Holders, within 15 days after the filing thereof with the Ontario Securities Commission and the U.S. Securities and Exchange Commission (the "SEC"), copies of its annual financial statements and the information, documents and other reports that the Company is required to both (a) file with the Ontario Securities Commission or with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act and
(b) mail to shareholders. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of the Ontario

Securities Commission or the SEC, the Company shall continue to file with the Ontario Securities Commission and the SEC, as applicable and provide to the Trustee, and furnish to Holders without cost (a) within 140 days after the end of each fiscal year, an annual financial statement, and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports to security holders of a company with securities listed on the TSX, whether or not the Company has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and either Canadian GAAP or U.S. GAAP (whether or not the Company is a public reporting company at the time). The Company shall also make such reports available to prospective purchasers of the Debentures upon their request.

GOVERNING LAW

    The Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the Province of British Columbia applicable to contracts executed and to be performed entirely in such Province.

ENFORCEABILITY OF JUDGMENTS

    Since substantially all of the assets of the Company and its subsidiaries are outside the United States, any judgment obtained in the United States against the Company, including judgments with respect to amounts payable under the Debentures, may not be collectible within the United States.

                           INCOME TAX CONSIDERATIONS

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Borden Ladner Gervais LLP, counsel for the Company, and Blake, Cassels & Graydon LLP, counsel for the underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "Holder") who acquires Debentures under this prospectus and who, at all relevant times, for purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"), holds the Debentures and Common Shares acquired under the terms of the Debentures as capital property and deals with the Company at arm's length. Generally, Debentures and Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Debentures or Common Shares in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Debentures and Common Shares held by certain "financial institutions" (as defined in the Canadian Tax Act) will generally not be capital property to such holders and will be subject to special "mark-to-market rules" contained in the Canadian Tax Act. This summary does not take into account these mark-to-market rules. Holders which are financial institutions for purposes of these rules or which otherwise do not hold their Debentures or Common Shares as capital property should consult their own tax advisors.

    This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian
Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in law whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATION WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. CONSEQUENTLY, PROSPECTIVE PURCHASERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF HOLDING AND DISPOSING OF DEBENTURES AND COMMON SHARES ACQUIRED UNDER THE TERMS OF THE DEBENTURES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

    For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Debentures or Common Shares, including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the United States-Canadian dollar exchange rate applicable to the effective date of the related acquisition, disposition or recognition of income.

    RESIDENTS OF CANADA

    The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada. Certain Holders whose Debentures or Common Shares acquired under the terms of the Debentures might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Canadian
Tax Act to have the Debentures and Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Holder in the taxation year of the election and in all subsequent years deemed to be capital property.

    TAXATION OF INTEREST ON DEBENTURES

    A Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues to the Holder to the end of that taxation year or becomes receivable or is received by it before the end of that taxation year, except to the extent that such amount was included in the Holder's income for a preceding taxation year.

    Any other Holder, including an individual, will be required to include in computing income for a taxation year any interest on a Debenture received or receivable by such Holder in that taxation year (depending upon the method regularly followed by the Holder in computing income), except to the extent that such amount was included in the Holder's income for a preceding taxation year.

    A Holder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including interest.

    Where a Holder is required to include in computing income, interest on Debentures that accrued in respect of the period prior to their date of acquisition by the Holder, the Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base to the Holder of the Debentures will be reduced by the amount which is so deductible.

    Any amount paid by the Company as a penalty or bonus because of early repayment of all or part of the principal amount of a Debenture will be deemed to be interest received at that time by the Holder to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, the interest that would have been paid or payable by the Company on the Debenture for a period ending after the payment of such amount.

    If the Company were to satisfy an Interest Obligation in the manner described above under "Description of Debentures -- Share Payment
Option -- Payment of Interest" or through the issuance of shares on a conversion as described above under "Description of the Debentures -- Conversion Rights", the Canadian federal income tax consequences to a Holder would be unlikely to differ from those described above.

    EXERCISE OF CONVERSION RIGHT

    A Holder that converts a Debenture into Common Shares pursuant to the Holder's right of conversion will generally be deemed not to have disposed of the Debenture pursuant to section 51 of the Canadian Tax Act and accordingly will not be considered to realize a capital gain or capital loss on such conversion. The cost to such Holder of the Common Shares acquired on the conversion will be equal to the Holder's adjusted cost base of the Debenture immediately before the conversion. The adjusted cost base to the Holder of the Common Shares acquired on the conversion will be averaged with the adjusted cost base of all other Common Shares held by the Holder as capital property.

    Under the current administrative practice of the CCRA, a Holder who, upon conversion of a Debenture, receives an amount not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of a Debenture, thereby realizing a capital gain or capital loss, or alternatively may reduce the adjusted cost base of the Common Shares that the Holder receives on the conversion by the amount of cash received. If the cash consideration exceeds $200, the Holder must treat the amount as proceeds of disposition of a portion of a Debenture, thereby realizing a capital gain or capital loss.

    REDEMPTION OR REPAYMENT OF DEBENTURES

    If the Company satisfies its obligations under a Debenture by issuing Common Shares to the Holder and making any cash payment in lieu of a fraction of a Common Share as described above under "Description of Debentures -- Share Repayment Option -- Payment of Principal at Maturity or on Redemption" and the Holder does not exercise the conversion privilege prior to such redemption or repayment, the Holder's proceeds of disposition of the Debenture will be equal to the fair market value of the Common Shares (other than Common Shares received in satisfaction of accrued interest) and cash so received, so that the Holder may realize a capital gain or capital loss on the disposition of the Debenture. The cost to the Holder of Common Shares so received will be equal to the fair market value of such Common Shares. The adjusted cost base to the Holder of Common Shares so received will be averaged with the adjusted cost base of all other Common Shares held by the Holder as capital property.

    OTHER DISPOSITIONS OF DEBENTURES

    A disposition or deemed disposition of a Debenture will generally give rise to a capital gain (or capital loss) to the extent that the Holder's proceeds of disposition (adjusted as described below), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

    Upon such a disposition or deemed disposition of a Debenture, a Holder will generally also be required to include in computing income the amount of interest accrued on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in computing the Holder's income for the taxation year or a previous taxation year. A Holder's proceeds of disposition will then be reduced by this amount.

    CAPITAL GAINS OR LOSSES REALIZED ON DISPOSITIONS OF DEBENTURES

    One-half of the amount of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year must be included in computing the Holder's income in that year. One-half of the amount of any capital loss (an "allowable capital loss") realized by a Holder in a taxation year generally may be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Tax Act.

    A capital gain realized by an individual may give rise to a liability for alternative minimum tax. A Holder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

    COMMON SHARES

    Dividends declared and paid on a Holder's Common Shares will be included in the Holder's income as taxable dividends received from a taxable Canadian corporation. The normal gross-up and dividend tax credit rules will apply to dividends received by a Holder who is an individual and dividends received by a Holder which is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax under
Part IV of the Canadian Tax Act on such dividends.

    A disposition or deemed disposition of a Common Share will generally result in the Holder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the Holder's adjusted cost base of the Common Share and any reasonable costs related to the disposition. The general tax treatment of capital gains and capital losses is discussed above under the heading "Residents of Canada -- Capital Gains or Losses Realized on Dispositions of Debentures".

    In the case of a Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the Canadian Tax Act in this regard. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns Common Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

    NON-RESIDENTS OF CANADA

    The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is or is deemed to be a non-resident of Canada and does not use or hold and is not deemed to use or hold the Debentures or Common Shares acquired under the terms of the Debentures in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed below, may apply to a Non-Resident Holder which is an insurer that carries on business in Canada and elsewhere.

    The term "US Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Income Tax Convention
(1980) (the "Convention"), is at all relevant times a resident of the United States and does not use or hold and is not deemed to use or hold the Debentures or the Common Shares in connection with carrying on a business in Canada through a permanent establishment or fixed base in Canada.

    TAXATION OF INTEREST ON DEBENTURES

    A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited by the Company as, on account or in lieu of payment of, or in satisfaction of, the principal of the Debentures or interest thereon including in respect of a payment of a Change of Control
Purchase Price.

    EXERCISE OF CONVERSION RIGHT

    The conversion of a Debenture into Common Shares pursuant to a Non-Resident Holder's right of conversion will generally be deemed not to constitute a disposition of the Debenture pursuant to section 51 of the Canadian Tax Act and, accordingly, the Non-Resident Holder will not realize a capital gain or capital loss on such conversion.

    DISPOSITION OF DEBENTURES AND COMMON SHARES

    A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Debenture or a Common Share acquired under the terms of the Debentures, as the case may be, unless the Debenture or Common Share constitutes "taxable Canadian property" (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are then listed on a prescribed stock exchange (which currently includes the TSX and Nasdaq), the Debentures and the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Company. In this case, both the Debentures and the Common Shares will constitute taxable Canadian property to the Non-Resident Holder.

    If the Debentures or the Common Shares are taxable Canadian property to a Non-Resident Holder that is a US Holder at the time of disposition, any capital gain realized on the disposition or deemed disposition of such Debentures or Common Shares will, according to the Convention, generally not be subject to Canadian federal income tax unless the value of the shares of the Company at the time of the disposition of the Debentures or Common Shares is derived principally from "real estate situated in Canada" within the meaning set out in the Convention. A Non-Resident Holder whose Debentures or Common Shares are taxable Canadian property should consult their own advisors.

    TAXATION OF DIVIDENDS ON COMMON SHARES

    Under the Canadian Tax Act, dividends on Common Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a Non-Resident Holder that is a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary describes certain material United States federal income tax consequences of the ownership, disposition and conversion of the Debentures and the Common Shares into which Debentures may be converted, to U.S. Holders, defined below, who purchase Debentures at the initial price pursuant to the offering, and does not address any tax considerations applicable to subsequent purchasers of the Debentures. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative interpretations of the foregoing, all of which are subject to change, possibly on a retroactive basis. This summary applies only to U.S. Holders that hold Debentures (and Common Shares into which Debentures may be converted) as "capital assets" within the meaning of Section 1221 of the Code. This discussion does not address all of the tax considerations that may be applicable to a U.S. Holder's particular circumstances or to U.S. Holders that may be subject to special tax rules such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, persons that have a functional currency other than the U.S. dollar, persons holding Debentures or Common Shares in a tax-deferred or tax-advantaged account, persons who are partners, shareholders or beneficiaries of an entity that holds the Debentures or Common Shares, insurance companies, non-United States persons or entities, dealers in securities or currencies, persons that will hold Debentures as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, persons deemed to sell Debentures or Common Shares under the constructive sale provisions of the Code, or persons who actually or constructively own 10% or more of the Common Shares. This summary does not consider the effect of the United States federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

    For purposes of this summary, "U.S. Holders" includes: (i) individual citizens or residents of the United States, (ii) corporations or other entities taxable as corporations that are created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) estates, the incomes of which are subject to United States federal income taxation regardless of the source of such income; or (iv) trusts subject to the primary supervision of a United States court and the control of one or more United States persons or trusts that have elected to be treated as United States persons under applicable Treasury Regulations.

    The Company has not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary. Accordingly, there can be no assurance that the IRS will not challenge such statements and conclusions or that a court will not sustain such a challenge.

    INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

    TAXATION OF INTEREST

    Interest paid on the Debentures (including any Canadian taxes withheld therefrom and any additional amounts paid) will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such U.S. Holder's regular method of accounting for United States federal income tax purposes. Such interest will be treated as income from outside the United States, and generally will be treated as "passive income" or "financial services income", for United States foreign tax credit purposes. A U.S. Holder may be entitled to a United States foreign tax credit or a deduction for any Canadian taxes withheld, although the amount of such credit or deduction may be limited by the Code. The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit. Alternatively, a U.S. Holder may be entitled to a deduction for foreign taxes.

    In certain circumstances, the Company may be obligated to pay a holder amounts in excess of stated interest and principal on the Debentures. For example, a holder may require the Company to redeem any and all of his or her Debentures for an amount equal to 101% of the principal amount plus accrued and unpaid interest in the event of a Change of Control. Under Treasury Regulations, the possibility of an additional payment under a Debenture may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such instrument (or the timing of such recognition) if the likelihood of the payment, as of the date the Debentures are issued, is remote. The Company believes that the likelihood of a payment with respect to the Debentures as a result of a "Change of Control", or any other payment in excess of stated interest and principal, is remote and does not intend to treat these possibilities as affecting the yield to maturity of any Debenture. The Company's determination that this likelihood is remote is binding on a U.S. Holder unless the U.S. Holder discloses a contrary position in a timely filed tax return for the taxable year in which the U.S. Holder acquires the Debenture. In the event any such contingency occurs, it could affect the amount and timing of the income that must be recognized by a U.S. Holder of Debentures. There can be no assurance that the IRS will agree with the position taken by the Company.

    SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

    Upon the sale, exchange (other than a conversion) or redemption of a Debenture, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption

(except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such U.S. Holder's adjusted tax basis in the Debenture. A U.S. Holder's adjusted tax basis in a Debenture generally will equal the cost of the Debenture to such U.S. Holder, less any principal payments received by the U.S. Holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Debentures is more than one year at the time of sale, exchange or redemption. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.

    ADJUSTMENTS IN THE CONVERSION PRICE OF THE DEBENTURES

    The conversion price of the Debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, there may be a taxable constructive distribution to U.S. Holders, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits (as determined under United States federal income tax principles), if, and to the extent that, certain adjustments in the conversion price increase such U.S. Holder's proportionate interest in the earnings and profits and assets of the Company. Such adjustment may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend distribution with respect to the Common Shares) and in such case a constructive distribution would arise, whether or not the U.S. Holders ever convert the Debentures. Generally, a U.S. Holder's tax basis in a Debenture will be increased by the amount of any such constructive distribution.

    CONVERSION OF THE DEBENTURES

    A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Debenture into Common Shares except with respect to (i) cash received in lieu of a fractional Common Share and (ii) any payments (including the receipt of Common Shares) in respect of accrued but unpaid interest. A
U.S. Holder's tax basis in the Common Shares received on conversion of a Debenture will be the same as such U.S. Holder's adjusted tax basis in the Debenture at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Shares received on conversion will generally include the holding period of the Debenture converted. However, a U.S. Holder's tax basis in Common Shares considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

    Cash received in lieu of a fractional Common Share upon conversion will be treated as a payment in exchange for the fractional Common Share. Accordingly, the receipt of cash in lieu of a fractional Common Share generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional Common Share).

    SALE OF COMMON SHARES

    Subject to the passive foreign investment company ("PFIC") rules discussed below, upon the sale or exchange of Common Shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the Common Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares is more than one year at the time of the sale or exchange. A U.S. Holder's basis and holding period in Common Shares received upon conversion of a Debenture are determined as discussed above under "Conversion of the Debentures". The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the United States for United States foreign tax credit purposes.

    DIVIDENDS

    Subject to the PFIC rules discussed below, distributions (including any Canadian taxes withheld therefrom), if any, made on the Common Shares after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits, as determined under United States federal income tax principles. A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. Distributions in excess of the Company's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the Common Shares and thereafter as capital gain. Dividends will be treated as income from outside the United States, but generally will be treated as "passive income" or "financial services income", for United States foreign tax credit purposes. A U.S. Holder may be entitled to a United States foreign tax credit or deduction for any Canadian tax withheld, although the amount of such credit or deduction may be limited by the Code.

    PAYMENTS IN CANADIAN DOLLARS

    If any dividends are paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars received are later converted into U.S. dollars, U.S. Holders may realize gain or loss on the conversion. Gain or loss, if any, realized as a result of currency exchange fluctuations during the period from the date of inclusion of the payment in income to the date of conversion of the payment into U.S. dollars will be treated as ordinary income or loss. This gain or loss generally will be from sources within the United States for United States foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

    PASSIVE FOREIGN INVESTMENT COMPANY STATUS

    Special United States federal income tax rules apply to United States persons owning shares of a PFIC. As described below, the Company does not believe that it currently is a PFIC, nor does the Company anticipate becoming a PFIC in the foreseeable future. However, there can be no assurance that the IRS will not successfully challenge the Company's position or that the Company will not become a PFIC at some future time as a result of changes in its assets, income or business operations.

    A non-U.S. corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is "passive income", or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets. Net gains from commodities transactions are generally treated as passive income, potentially triggering PFIC status, unless derived in the active conduct of business as a producer, processor, merchant or handler of commodities where a corporation's gross receipts from such qualified activities exceed 85% of its total gross receipts.

    If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares or Debentures, such U.S. Holder generally will be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the Common Shares or Debentures and will also be subject to a special interest charge with respect to any such gain and certain dividends received. Rather than being subject to this tax regime, a U.S. Holder of Common Shares may:

    - make a "qualified electing fund" election, as defined in the Code, to be taxed currently on its pro rata portion of the Company's income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, or

    - make a "mark-to-market" election and thereby agree, for the year of the election and each subsequent tax year, to recognize ordinary gain or, to the extent of prior ordinary gain, ordinary loss based on the increase or decrease in market value for such taxable year. The U.S. Holder of Common Shares' basis in its Common Shares would be adjusted to reflect any such income or loss amounts.

    A U.S. Holder of Debentures will not be eligible to make a "qualified electing fund" election while the U.S. Holder holds Debentures and therefore will be unable to make a timely election. It is unclear whether a U.S. Holder of Debentures will be eligible to make a "mark-to-market" election. U.S. Holders of Debentures should consult their own tax advisors regarding the federal income tax consequences that would arise if the Company were treated as a PFIC while a U.S. Holder held Debentures.

    BACKUP WITHHOLDING TAX

    A "backup" withholding tax may apply to certain payments of principal and interest and dividends as well as proceeds from a sale or exchange of Debentures or Common Shares made to certain non-corporate U.S. Holders if certain information reporting requirements are not met. Backup withholding tax, if any, would be credited against a U.S. Holder's United States federal income tax liability. U.S. Holders should consult their own tax advisors as to their qualification for exemption from any backup withholding tax and the procedure for obtaining such exemption.

    THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND COMMON SHARES. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND COMMON SHARES AS WELL AS THE CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

                                USE OF PROCEEDS

    The estimated net proceeds to the Company from the sale of the Debentures offered hereby, after payment of the Underwriters' fee and the estimated expenses of this Offering, will be US$72,350,000 or, if the Over-Allotment Option is exercised in full, US$83,262,500. The net proceeds from the sale of the Debentures will be used by the Company to fund development of the Alamo Dorado project, future capital, development and exploration programs, working capital requirements and for other general corporate purposes. Pending the uses described above, the Company may invest all or a portion of the net proceeds derived from the sale of the Debentures in short-term interest bearing securities.

    There may be circumstances where, for business reasons, a reallocation of the proceeds from the sale of Debentures offered by this prospectus supplement may be necessary. The Company will only redirect such proceeds to its other properties and will do so only on the basis of a written recommendation from an independent, professional geologist or engineer.

                              PLAN OF DISTRIBUTION

    Pursuant to an agreement (the "Underwriting Agreement") dated July 21, 2003, among the Company and the Underwriters, the Company has agreed to sell and the Underwriters have severally agreed to purchase on or about July 30, 2003, but in any event not later than August 31, 2003, all but not less than all of the US$75,000,000 principal amount of Debentures for an aggregate price of $75,000,000. The Underwriters will be paid an aggregate commission of $2,250,000 for their services rendered in connection with this Offering, which will be paid out of the general funds of the Company.

    The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of such Debentures are purchased under the Underwriting Agreement.

    The Company has granted the Underwriters an option to purchase additional Debentures up to a maximum of $11,250,000 to cover over-allotments (the "Over-Allotment Option"). The Underwriters may exercise the Over-Allotment Option in whole or in part at any time on or before the close of business on the 30th day following the closing of this Offering for the purposes of covering over-allotments, if any. To the extent that the Over-Allotment Option is exercised, the additional Debentures will be purchased by the Underwriters for the principal amount of the Debentures, plus accrued interest, if any, from July 30, 2003 to the closing date of the issuance of Debentures pursuant to the Over-Allotment Option, and otherwise on the same terms. If the Over-Allotment Option is exercised in full, the total aggregate underwriting commission to be paid to the Underwriters will be US$2,587,500. This prospectus supplement qualifies the distribution of the Debentures to be issued on exercise of the Over-Allotment Option.

    The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable Canadian securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

    Subscriptions for Debentures offered hereby will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

    Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Debentures or Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX as well as applicable rules of Regulation M under the U.S. Securities Act, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

    The terms of the Offering, including the offering price of the Debentures, was determined by negotiation between the Company and the Underwriters.

    The Offering will be made concurrently in the provinces of British Columbia, Alberta, Manitoba and Ontario and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Any sales in the United States will be made through United States registered broker-dealer affiliates of the Underwriters.

    The Debentures are a newly-listed security with no established trading market. The TSX has conditionally approved the listing of the Debentures and the Common Shares issuable upon the conversion of the Debentures. The Company has notified NASDAQ of the proposed issuance of the Debentures and the Common Shares issuable upon conversion of the Debentures. There is no current intention to list the Debentures on NASDAQ.

    The Company has agreed in the Underwriting Agreement that it will not (subject to certain exceptions) issue or agree to issue any equity securities or other securities convertible into equity securities until 90 days from closing of the Offering, without the prior consent of BMO Nesbitt Burns Inc.

                     TRUSTEE, TRANSFER AGENT AND REGISTRAR

    The trustee under the Indenture and the registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada through its offices in Vancouver and Toronto.

                                 LEGAL MATTERS

    Certain Canadian and U.S. legal matters relating to the Debentures offered hereby will be passed upon for the Company by Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP, respectively, and for the Underwriters by Blake, Cassels & Graydon LLP and Shearman & Sterling LLP, respectively. As of the date of this prospectus supplement, the partners and associates of Borden Ladner Gervais LLP and Blake, Cassels & Graydon LLP, collectively, beneficially own less than 1% of the outstanding Debentures or Common Shares of the Company.

                                   PROSPECTUS

                               PAN AMERICAN SILVER CORP.
[LOGO]                               US$100,000,000
                                     COMMON SHARES
                                    DEBT SECURITIES
                                        WARRANTS

    Pan American Silver Corp. (the "Company") may offer for sale, from time to time, common shares ("Common Shares"), debt securities ("Debt Securities") or warrants to purchase Common Shares or Debt Securities ("Warrants") of the Company (collectively, the "Securities") or any combination thereof up to an aggregate initial offering price of US$100,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities), during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

    The specific variable terms of any offering of the Securities, will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Debt Securities, the title of the Debt Securities, aggregate principal amount, currency or the currency unit for which such Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any redemption terms, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to the Company's other liabilities and obligations and any other specific terms; and
(iii) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, and the currency or the currency unit in which the exercise price must be paid and any other specific terms. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus.

    All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

    The Company may offer and sell Securities to or through underwriters or dealers, directly to one or more purchasers pursuant to applicable statutory exemptions, or through agents designated from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of Securities and will set forth the plan of distribution for such Securities, including the proceeds to the Company and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

    The Common Shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and the Nasdaq National Market ("Nasdaq"). On July 17, 2003, the closing price of the Common Shares on the TSX was Cdn$10.39 per Common Share and the closing price of the Common Shares on Nasdaq was US$7.36 per Common Share.

    THE EARNINGS COVERAGE RATIOS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE 12-MONTH PERIOD ENDED MARCH 31, 2003 ARE LESS THAN ONE-TO-ONE. SEE "EARNINGS COVERAGE".
                         ------------------------------

    THIS OFFERING IS MADE BY A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. CERTAIN OF THE FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

    THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE COMPANY IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CANADA, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF CANADA AND THAT A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.
                         ------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                   The date of this Prospectus is July 18, 2003.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
DOCUMENTS INCORPORATED BY REFERENCE.........................         3

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION..........         5

CERTAIN AVAILABLE INFORMATION...............................         5

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE
  DATA......................................................         6

THE COMPANY.................................................         7

BUSINESS OF THE COMPANY.....................................         7

RECENT DEVELOPMENTS.........................................         7

USE OF PROCEEDS.............................................         8

EARNINGS COVERAGE...........................................         9

DESCRIPTION OF SHARE CAPITAL................................        10

DESCRIPTION OF WARRANTS.....................................        10

DESCRIPTION OF DEBT SECURITIES..............................        11

PLAN OF DISTRIBUTION........................................        21

CHANGES TO CONSOLIDATED CAPITALIZATION......................        23

RISK FACTORS................................................        23

AUDITORS, TRANSFER AGENT AND REGISTRAR......................        24

EXPERTS.....................................................        24

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION
  STATEMENT.................................................        24

CANADIAN PURCHASERS' STATUTORY RIGHTS.......................        24

INDEX TO FINANCIAL STATEMENTS...............................       F-1

                      DOCUMENTS INCORPORATED BY REFERENCE

    INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Controller and Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

    The following documents, filed with the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, are specifically incorporated by reference into and form an integral part of this Prospectus:

    (a) the Annual Information Form of the Company, dated May 20, 2003;

    (b) the audited consolidated financial statements of the Company and the notes thereon as at and for the years ended December 31, 2001 and 2002, together with the auditors' report thereon as set out in the Company's annual report;

    (c) the unaudited consolidated financial statements of the Company and the notes thereto as at and for the three months ended March 31, 2003, together with management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2003;

    (d) management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2002 as set out in the Company's annual report;

    (e) the information circular of the Company, dated April 9, 2003, in connection with the Company's May 12, 2003 annual general meeting of members, other than the sections entitled "Corporate Governance", "Executive Compensation -- Compensation Committee", "Executive Compensation -- Report on Executive Compensation" and "Executive Compensation -- Performance Graph";

    (f) a material change report of the Company, dated February 27, 2003, relating to the completion of its acquisition of Corner Bay Silver Inc. ("Corner Bay");

    (g) a material change report of the Company, dated February 27, 2003, relating to consolidated production figures from 2002;

    (h) a material change report of the Company, dated March 13, 2003, relating to financial and operational results for the fourth quarter and year ended December 31, 2002; and

    (i) a material change report of the Company, dated May 22, 2003, relating to financial and operational results for the first quarter of 2003; and

    (j) a material change report of the Company, dated July 7, 2003, relating to filing of the preliminary short form base shelf prospectus of the Company dated July 7, 2003.

    Any documents of the types referred to above, including any material change reports (excluding confidential material change reports), interim unaudited consolidated financial statements of the Company (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), annual audited consolidated financial statements of the Company, including the auditors' report on and the notes to such financial statements, any exhibits to interim or annual consolidated financial statements and information circulars (excluding the sections entitled "Corporate Governance", "Executive Compensation -- Compensation Committee", "Executive Compensation -- Report of the Compensation Committee" and "Executive Compensation -- Performance Graph" or similar sections permitted to be excluded under National

Instrument 44-101 -- Short Form Prospectus Distributions), filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. Any document filed by the Company with the United States Securities and Exchange Commission (the "SEC") or Report of Foreign Private Issuer on
Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus if and to the extent provided in such document.

    In addition, the audited consolidated financial statements of the Company and the notes thereon as at and for the years ended December 31, 2001 and 2002, together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles in accordance with
Item 18 of Form 20-F, filed on SEDAR on July 3, 2003, are incorporated by reference in this Prospectus.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT IS NOT TO BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS PROSPECTUS, EXCEPT AS SO MODIFIED OR SUPERSEDED.

    A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to such offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of Securities covered by that Prospectus Supplement.

    Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company's financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    Some of the statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this Prospectus, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar words or expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

    - the sufficiency of the Company's current working capital and anticipated operating cash flow;

    - the sufficiency of the mineral reserves and resources at Quiruvilca, Huaron, La Colorada, Alamo Dorado and other properties;

    - the estimated cost of and availability of funding for ongoing capital improvement programs;

    - the estimated cost of the proposed development of the La Colorada and Alamo Dorado projects;

    - estimated exploration expenditures to be incurred on the Company's various silver exploration properties;

    - compliance with environmental standards;

    - forecast capital and non-operating spending; and

    - levels of silver and other metals production, production costs and metal prices.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in the Company's Annual Information Form, dated May 20, 2003, under the caption "Trends and Uncertainties." Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

                         CERTAIN AVAILABLE INFORMATION

    The Company has filed with the SEC a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "1933 Act"), with respect to the Securities. This Prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information. See "Documents Filed as Part of the U.S. Registration Statement".

    The Company is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

    The Company files annual reports with the SEC on Form 40-F, which includes:

    - the Company's Annual Information Form;

    - management's discussion and analysis of financial condition and results of operations;

    - the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reconciled to generally accepted accounting principles in the United States ("U.S. GAAP"); and

    - other information specified by the Form 40-F.

    The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

    - material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

    - material information that the Company files with, and which is made public by, the TSX; and

    - material information that the Company distributes to its shareholders in Canada.

    Investors may read and copy any document the Company files with, or furnishes to, the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material can also be obtained from the SEC's public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it.

          PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

    IN THIS PROSPECTUS, REFERENCES TO "US$" ARE TO UNITED STATES DOLLARS AND REFERENCES TO "CDN$" ARE TO CANADIAN DOLLARS. ALL DOLLAR AMOUNTS SET FORTH IN THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY INCORPORATED BY REFERENCE INTO THIS PROSPECTUS ARE STATED IN UNITED STATES DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

    The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period indicated and the high, low and average exchange rates for each of such periods (such rates, which are expressed in Canadian dollars are based on the noon buying rates for U.S. dollars reported by the Bank of Canada).

                                                                   YEAR ENDED DECEMBER 31,
                                      THREE MONTHS ENDED   ---------------------------------------
                                        MARCH 31, 2003        2002          2001          2000
                                      ------------------   -----------   -----------   -----------
High................................      Cdn$1.5747       Cdn$1.6155    Cdn$1.6021    Cdn$1.5590
Low.................................          1.4656           1.5123        1.4936        1.4341
Average.............................          1.5102           1.5704        1.5484        1.4850
End of Period.......................          1.4693           1.5776        1.5926        1.5002

    On July 17, 2003, the noon buying rate was US$1.00 = Cdn$1.3971.

                                  THE COMPANY

    Pan American Silver Corp. is a company incorporated under the COMPANY ACT (British Columbia). The Company's head office is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2. In this Prospectus, the term "Pan American" refers to the Company and its principal subsidiaries.

    A description of the Company's principal subsidiaries as at its most recent financial year end is set out under the heading "Subsidiaries" on page 3 of the Company's annual information form which is incorporated by reference in this Prospectus.

                            BUSINESS OF THE COMPANY

    Pan American is principally engaged in the exploration for, and the acquisition, development and operation of silver properties.

    Pan American: (i) owns and operates the producing Quiruvilca silver mine in Peru; (ii) owns and operates the producing Huaron silver mine in Peru;
(iii) owns and operates the producing La Colorada silver mine and development project located in Mexico (Pan American completed a significant expansion of the La Colorada mine in June of 2003 and silver production is expected to increase over the balance of 2003); and (iv) mines and sells silver-rich pyrite stockpiles at a small-scale operation in central Peru. Pan American also either holds an interest in or may earn an interest in non-producing silver resource and silver exploration properties in Peru, Argentina, the United States, Russia and Mexico, including the significant Alamo Dorado deposit in Mexico on which the Company is preparing a feasibility study.

                              RECENT DEVELOPMENTS

    In July of 2003, Pan American initiated a technical and economic evaluation of a possible expansion of the Huaron mine in Peru, which would increase this mine's production.

    Pan American substantially completed a major expansion at its La Colorada silver mine in Mexico during June of 2003. The expansion included the construction of a 600 tonne per day oxide mill, which will add to the mine's current production from the existing 200 tonne per day sulphide mill. Production is expected to reach design capacity within a few months following the end of June of 2003. The expansion was completed ahead of schedule and approximately 5% under the original US$20 million budget.

    A 6,000 metre infill drilling program has been completed on Pan American's 50%-owned Manantial Espejo silver-gold exploration property in Argentina. The results have confirmed the size of the deposit and increased Pan American's confidence in its geological model, leading Pan American and its joint venture partner, Silver Standard Resources Inc., to accelerate the commissioning of a feasibility study on the property. The study will be initiated in the fourth quarter of 2003 for completion in the fall of 2004. Over the remainder of 2003, geotechnical and environmental work will proceed on the project to facilitate permitting.

    On February 20, 2003, the Company acquired all of the issued and outstanding shares of Corner Bay Silver Inc. ("Corner Bay") pursuant to a plan of arrangement under the Canada Business Corporations Act. Under this plan of arrangement, each Corner Bay share was exchanged for 0.3846 Common Shares of the Company plus 0.1923 warrants of the Company, resulting in the issuance of a total of 7,636,659 Common Shares and 3,818,330 warrants of the Company. Each whole warrant will allow the holder to purchase one Common Share of the Company for a price of Cdn$12.00 at any time over a five-year exercise period. Pan American also issued options to purchase up to 553,846 Common Shares (having exercise prices of between Cdn$4.55 and Cdn$12.00 and having exercise periods of between one and five years from the date of grant) in consideration for the termination of 960,000 fully vested stock options held by employees and shareholders of Corner Bay. Corner Bay, through its subsidiary corporations, owns the Alamo Dorado silver-gold deposit in Mexico. The Alamo Dorado project is described under the heading "Narrative Description of the Business -- Development Projects -- Alamo Dorado Project" on pages 32 through 38 of the Company's annual information form which is incorporated by reference in this Prospectus.

    In May of 2003, Pan American completed a seven-hole drill program on the Alamo Dorado project and is undertaking metallurgical testing to update a 2002 feasibility study completed by AMEC E&C Services, Inc. The updated feasibility study will examine the economic merits of processing ore from the Alamo Dorado deposit in a conventional oxide leaching mill circuit versus heap leach processing. The update will also examine the economic merits of a combination mill for high grade ore and heap leach for low grade ore. The updated study is expected to be completed in the fourth quarter of 2003. Until this study is completed and a production decision made, the acquisition of Corner Bay and the Alamo Dorado project is not expected to have any material effect on the operating results and financial position of Pan American.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used by the Company to fund development of the Alamo Dorado project, the expansion of the Huaron mine, other ongoing development and exploration programs and working capital requirements and for other general corporate purposes. The Company may, from time to time, issue Common Shares and other securities otherwise than through the offering of Securities pursuant to this Prospectus.

                               EARNINGS COVERAGE

    The following consolidated financial earnings deficiency figures and cash flow coverage ratios are calculated for the year ended December 31, 2002 and the 12-month period ended March 31, 2003 and give effect to all long-term financial liabilities of Pan American and the repayment, redemption or retirement thereof since those dates, respectively. The earnings coverage deficiencies, cash flow ratios and the amount of earnings, cash flow and interest expense set forth below do not purport to be indicative of earnings coverage deficiencies or ratios or cash flow coverage ratios for any future periods. The deficiency figures and coverage ratios have been calculated based on Canadian GAAP. These coverage deficiencies, coverage ratios, earnings, cash flow or interest expense do not give effect to the issuance of any Debt Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

                                                                  YEAR ENDED       12 MONTHS ENDED
                                                              DECEMBER 31, 2002    MARCH 31, 2003
                                                              ------------------   ---------------
Earnings coverage deficiency(1).............................     $(33,658,000)      $(33,699,000)
Earnings coverage deficiency before unusual items(2)........     $ (6,440,000)      $ (7,247,000)
Cash flow coverage/(deficiency)(3)(4).......................             7.94(3)    $ (7,360,000)(4)

------------------------

(1) Earnings coverage deficiency is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income before interest expense and income taxes divided by interest expense on all debt.

(2) Earnings coverage deficiency before unusual items is the dollar amount of earnings required to attain an earnings coverage ratio before unusual items of one-to-one. Earnings coverage ratio before unusual items is equal to net income before interest expense, income taxes and write-down of the Company's investment in the Quiruvilca mine and accrual for future reclamation costs for the Quiruvilca Mine divided by interest expense on all debt.

(3) Cash flow coverage is equal to cash flow from operating, financing and investment activities before interest expense and income taxes divided by interest expense on all debt.

(4) Cash flow deficiency is the dollar amount of cash flow required to attain a cash flow coverage ratio of one-to-one. Cash flow coverage ratio is equal to cash flow from operating, financing and investment activities before interest expense and income taxes divided by interest expense on all debt.

    The Company's interest expense requirements amounted to approximately $988,000 for the year ended December 31, 2002. The Company's losses before interest expense and income tax for the year ended December 31, 2002 were approximately $32,670,000, which is a deficiency of approximately $33,658,000 of the earnings amount necessary to attain a earnings coverage ratio of one-to-one for this period.

    The Company's interest expense requirements amounted to approximately $881,000 for the 12 months ended March 31, 2003. The Company's losses before interest expense and income tax for the 12 months ended March 31, 2003 were approximately $32,818,000, which is a deficiency of approximately $33,699,000 of the earnings amount necessary to attain a earnings coverage ratio of one-to-one for this period.

    If the Company offers any Debt Securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

                          DESCRIPTION OF SHARE CAPITAL

    The Company is authorized to issue 100,000,000 Common Shares, without par value, of which 52,127,284 are issued and outstanding as at the date of this Prospectus. There are options outstanding to purchase up to 2,398,036 Common Shares at prices ranging from $3.10 to $8.18 and warrants outstanding to purchase up to 4,355,439 Common Shares at prices ranging from Cdn$3.26 to Cdn$12.00. Holders of Common Shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a PRO RATA share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

                            DESCRIPTION OF WARRANTS

GENERAL

    The Company may issue Warrants to purchase Common Shares or Debt Securities. The Company may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under and governed by the terms of one or more warrant indentures (each a "Warrant Indenture") between the Company and a warrant trustee (the "Warrant Trustee") that the Company will name in the relevant Prospectus Supplement. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

    Selected provisions of the Warrants and any Warrant Indenture are summarized below. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture and the Prospectus Supplement describing such Warrant Indenture.

    The Prospectus Supplement relating to any Warrants the Company offers will describe the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and Nasdaq relating to Warrants. The Prospectus Supplement will include some or all of the following:

    - the title of the Warrants;

    - the aggregate number of Warrants offered;

    - the price, if any, at which the Warrants will be offered;

    - the designation, number and terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

    - the exercise price of the Warrants;

    - the dates or periods during which the Warrants are exercisable;

    - the designation and terms of any securities with which the Warrants are issued;

    - if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

    - if the exercise price is not payable in U.S. dollars, the currency or currency units in which the exercise price is denominated;

    - any minimum or maximum amount of Warrants that may be exercised at any one time;

    - any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

    - the identity of the Warrant Trustee;

    - whether the Warrants will be listed on any exchange; and

    - any other terms of the Warrants.

    Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office or offices indicated in the Warrant Indenture and the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or Debt Securities issuable upon exercise of the Warrants.

MODIFICATIONS

    The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

ENFORCEABILITY

    The Warrant Trustee will act solely as the Company's agent. The Warrant Trustee will not have any duty or responsibility if the Company defaults under the Warrant Indenture or the Warrant certificates. A Warrant holder may, without the consent of the Warrant Trustee, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's Warrants.

                         DESCRIPTION OF DEBT SECURITIES

    The Company may issue Debt Securities in one or more series under one or more indentures (each, a "Trust Indenture"), each to be entered into between the Company and a trustee (each, a "Debt Securities Trustee"). Each Debt Securities Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. Each Trust Indenture will be subject to and governed by the COMPANY ACT (British Columbia) and the United States Trust Indenture Act of 1939, as amended. A copy of the form of Trust Indenture will be filed with Canadian securities regulatory authorities and as an exhibit to the Registration Statement. The following description sets forth certain general terms and provisions of Debt Securities and is not intended to be complete. The statements made in this Prospectus relating to any Trust Indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture and the Prospectus Supplement describing such Trust Indenture.

    The Prospectus Supplement relating to any Debt Securities the Company offers will describe the Debt Securities and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and Nasdaq relating to Debt Securities.

GENERAL

    The Company may issue Debt Securities that may consist of debentures, convertible debentures, notes, bonds and/or other similar evidences of indebtedness from time to time in separate series. The Prospectus Supplement for any series of Debt Securities the Company offers will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

    - the title of the Debt Securities;

    - any limit on the aggregate principal amount of the Debt Securities;

    - the price at which the Debt Securities will be issued (or the manner of determination thereof, if offered on a non-fixed price basis and whether at par, at a discount or at a premium);

    - the date or dates on which the Company may issue the Debt Securities;

    - the currency of issue of the Debt Securities;

    - whether payment on the Debt Securities will be senior or subordinated to the Company's other liabilities or obligations and the terms and provisions of such subordination;

    - whether the payment of the Debt Securities will be guaranteed by any other person and the terms and provisions of any such guarantee;

    - whether the Debt Securities will be secured by assets of Pan American or any other person and the terms of such security;

    - the date or dates on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

    - whether and under what circumstances the date or dates on which the Company will pay the principal and any premium on the Debt Securities may be extended;

    - whether the Debt Securities will bear interest, whether the interest is payable in cash, securities or a combination thereof, the interest rate or the method of determining the interest rate (which may be fixed or variable), the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

    - the place or places the Company will pay principal, any premium and interest and the place or places where Debt Securities can be presented for registration of transfer or exchange;

    - whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

    - whether and under what circumstances the Company will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder;

    - whether and under what circumstances the Company may redeem the Debt Securities at its option;

    - the terms and conditions, if any, upon which the Company may redeem or repurchase the Debt Securities prior to maturity and the price or prices at which the Debt Securities will be redeemed or repurchased;

    - the denominations in which the Company will issue any Debt Securities;

    - whether the Company will make payments on the Debt Securities in a currency or currency unit other than United States dollars or by delivery of Common Shares or other property;

    - whether payments on the Debt Securities will be payable with reference to any index or formula;

    - whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

    - whether the Company will issue the Debt Securities as bearer securities, registered securities or both;

    - any changes or additions to events of default or covenants;

    - the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

    - whether the holders of any series of Debt Securities have special rights if specified events occur;

    - the terms for any conversion or exchange of the Debt Securities for any other securities;

    - provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities;

    - the identity of the Debt Securities Trustee;

    - whether the Debt Securities will be listed on any exchange; and

    - any other terms of the Debt Securities.

    Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or if there is a change of control of the Company.

    The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these Debt Securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a currency or currency unit other than United States dollars, and payments on the Debt Securities may be payable in a currency or currency unit other than United States dollars. In any of these cases, the Company will describe any Canadian and United States federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

    The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

FORM, DENOMINATIONS AND EXCHANGE

    Debt Securities of a series may be issuable solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. The Trust Indenture may also provide that Debt Securities of a series will be issuable in global form. Unless otherwise indicated in the Prospectus Supplement, bearer securities will have interest coupons attached.

    Registered Debt Securities of any series will be exchangeable for other registered Debt Securities of the same series and of a like aggregate principal amount and tenor in different authorized denominations. If (but only if) provided in the Prospectus Supplement and Trust Indenture, bearer Debt Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered Debt Securities of the same series in any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer Debt Securities surrendered in a permitted exchange for registered Debt Securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture.

    The applicable Prospectus Supplement may indicate the place or places to register a transfer of Debt Securities. Except for certain restrictions set forth in the Trust Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

    The Company shall not be required to: (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series is to be redeemed and ending at the close of business on: (A) if Debt Securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption; or (B) if Debt Securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered Debt Security, or a portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;
(iii) exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Trust Indenture; or (iv) issue, register the transfer of or exchange any Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

PAYMENT

    Unless stated otherwise in the Prospectus Supplement and the Trust Indenture, the Company will make payments on the Debt Securities at the relevant office or agency of the Debt Securities Trustee or the Company can make payments by: (i) cheque mailed or delivered to the person entitled at the address appearing in the security register of the Debt Securities Trustee; or (ii) wire transfer to an account in the United States or Canada of the person entitled to receive payments. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment to the persons in whose names the Debt Securities are registered on the close of business on the day or days specified in the Trust Indenture. The Company will make Debt Securities payments in other forms at a place designated by the Company and specified in the applicable Prospectus Supplement and Trust Indenture.

GLOBAL SECURITIES

    The registered Debt Securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depositary (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

    The specific terms of the depositary arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series and the Trust Indenture. The Company anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interest of Participants) or by Participants or persons that hold through Participants (with respect to interests of persons other than Participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

    So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Security for all purposes under the Trust Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Trust Indenture.

    Any payments of principal of, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Company, the Debt Securities Trustee or any paying agent for Debt Securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such Participants.

    If a Depositary for a Global Security representing a particular series of Debt Securities is at any time unwilling or unable or no longer qualified to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for a Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have Debt Securities of a series represented by a Global Security and, in such event, will issue Debt Securities of a series in definitive form in exchange for all of the Global Securities representing the series of Debt Securities.

MERGER, AMALGAMATION OR CONSOLIDATION

    The Trust Indenture will provide that the Company may not consolidate with or amalgamate or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

    - the Company is the surviving person, or the resulting, surviving or transferee person, if other than the Company, is organized and existing under the laws of Canada, any province or territory thereof, the United States, any state thereof or the District of Columbia, or, if the amalgamation, merger, consolidation or other transaction would not impair the rights of holders, any other country;

    - the successor person assumes all obligations of the Company under the Debt Securities and the Trust Indenture; and

    - the Company or such successor person will not be in default under the Trust Indenture immediately after the transaction.

    When such a person assumes the Company's obligations in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Trust Indenture.

TAX REDEMPTION

    If and to the extent specified in an applicable Prospectus Supplement and Trust Indenture, the Debt Securities of a series will be subject to redemption at any time, in whole but not in part at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below: if
(i) the Company determines that (A) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement and Trust Indenture if any date is so specified, the Company has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Debt Security of such series as described below under "Canadian Withholding Taxes"; or (B) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any province or territory thereof, including any of those actions specified in (A) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Company of legal counsel of recognized standing, will result in the Company becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Debt Securities of such series; and (ii) in any such case, the Company in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Company; provided however, that (a) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts were a payment in respect of the Debt Securities then due, and (b) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

    In the event that the Company elects to redeem the Debt Securities of such series pursuant to the provisions set forth in the preceding paragraph, the Company shall deliver to the Debt Securities Trustee a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities of such series pursuant to their terms.

CANADIAN WITHHOLDING TAXES

    If and to the extent specified in an applicable Prospectus Supplement and Trust Indenture, all payments made by or on behalf of the Company under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes") unless the Company is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

    If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, the Company will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Debt Securities after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder of Debt Securities would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of Debt Securities (other than Excluded Holders as defined herein) that are exempt from withholding but required to pay tax under Part XIII of the INCOME TAX ACT (Canada) (the "Tax Act") directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of Debt Securities (an "Excluded Holder") in respect of the beneficial owner thereof:

        (1) with which the Company does not deal at arm's length (for purposes of the Tax Act) at the time of the making of such payment;

        (2) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

        (3) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payment thereunder.

    The Company will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Company will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Company to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. The Company will furnish to the holder of the Debt Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company.

    The foregoing obligations shall survive any termination, defeasance or discharge of the Trust Indenture.

PROVISION OF FINANCIAL INFORMATION

    Unless stated otherwise in an applicable Prospectus Supplement and Trust Indenture, the Company will file with the Debt Securities Trustee and mail to all holders of Debt Securities, as their names and addresses appear in the security register, copies of its annual report or the information, documents and other reports that the Company is required to provide to its shareholders pursuant to the applicable Canadian securities legislation and the COMPANY ACT (British Columbia) and information filed by the Company with the SEC. The Company will agree to continue to provide the Debt Securities Trustee and holders (a) within 140 days after the end of each financial year, an annual report; and (b) within 60 days after the end of each of the first three financial quarters of each financial year, quarterly reports, even if the Company is no longer required to do so under the Canadian securities legislation or the COMPANY ACT (British Columbia) and information filed by the Company with the SEC. The information contained in these reports will be, at a minimum, the information required to be provided in annual and quarterly reports by law in Canada to security holders of a corporation with securities listed on the TSX whether or not the Company has any of its securities listed on such stock exchange.

EVENTS OF DEFAULT

    When the Company uses the term "event of default" in this Prospectus, the Company means:

    - the Company fails to pay principal of, or any premium on, any Debt Securities of that series when it is due;

    - the Company fails to pay interest or any additional amounts on any Debt Securities of that series for 30 days from the date such amounts are due;

    - the Company fails to comply with any of its other agreements in the Trust Indenture that affect or are applicable to the Debt Securities for 60 days after the Company receives written notice from the Debt Securities Trustee or after the Company and the Debt Securities Trustee receive written notice from the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities;

    - certain events involving its bankruptcy, insolvency or reorganization; and

    - any other event of default provided for that series of Debt Securities in the Trust Indenture.

    An event of default under one series of Debt Securities will not necessarily be an event of default under another series. The Debt Securities Trustee may withhold notice to the holders of Debt Securities of any event of default (except in the payment of principal or interest) if in good faith it considers it in the interests of the holders to do so.

    If an event of default for any series of Debt Securities occurs and continues, the Debt Securities Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series, subject to any subordination provisions, may require the Company to repay immediately:

    - the entire principal of the Debt Securities of the series; or

    - if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement and Trust Indenture.

    If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the Debt Securities Trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement.

    If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

    Other than its duties in case of an event of default, the Debt Securities Trustee is not obligated to exercise any of its rights or powers under the Trust Indenture at the request, order or direction of any holders, unless the holders offer the Debt Securities Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the Debt Securities Trustee, or exercising any power conferred upon the Debt Securities Trustee, for any series of Debt Securities.

    The Company will be required to furnish to the Debt Securities Trustee a statement annually as to its compliance with all conditions and covenants under the Trust Indenture and, if the Company is not in compliance, the Company must specify any events of default.

    No holder of Debt Securities of any series will have any right to institute any proceeding with respect to the Trust Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

        (1) the holder has previously given to the Debt Securities Trustee written notice of a continuing event of default with respect to the Debt Securities of the affected series;

        (2) the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the Debt Securities Trustee to institute a proceeding as trustee; and

        (3) the Debt Securities Trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer.

    However, the above limitations do not apply to a suit instituted by a holder of Debt Securities for the enforcement of payment of principal of, or any premium or interest on, the Debt Securities on or after the applicable due date specified in the Debt Securities.

DEFEASANCE

    When the Company uses the term "defeasance" in this Prospectus, the Company means discharge from some or all of its obligations under a Trust Indenture. If the Company deposits with the Debt Securities Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at its option:

    - the Company will be discharged from its obligations with respect to the Debt Securities of that series; or

    - the Company will no longer be under any obligation to comply with certain restrictive covenants under the Trust Indenture, and certain events of default will no longer apply to the Company.

    If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Trust Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

    To exercise its defeasance option, the Company must deliver to the Debt Securities Trustee:

        (1) an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred;

        (2) an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize gain or loss for United States federal income tax purposes as a result of a defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred; and

        (3) a certificate of an officer of the Company and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been satisfied.

    If the Company will be discharged from its obligations with respect to the Debt Securities, and not just from its covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

    In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

    - no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

    - the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

    - other customary conditions precedent are satisfied.

MODIFICATION AND WAIVER

    The Company may modify a Trust Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

    - change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Debt Securities;

    - reduce the principal, premium, if any, or interest rate or any obligation to pay any additional amounts;

    - reduce the amount of principal of a Debt Security payable upon acceleration of its maturity;

    - change the place or currency of any payment;

    - affect the holder's right, if any, to require the Company to repurchase the Debt Securities at the holder's option;

    - impair the right of the holders to institute a suit to enforce their rights to payment;

    - adversely affect any conversion or exchange right related to a series of Debt Securities;

    - change the percentage of Debt Securities required to modify the Trust Indenture or to waive compliance with certain provisions of the Trust Indenture; or

    - reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

    The holders of a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, in so far as only that series is concerned, past defaults under the Trust Indenture and the Company's compliance with certain restrictive provisions of the Trust Indenture. However, these holders may not waive a default in any payment on any Debt Securities or compliance with a provision that cannot be modified without the consent of each holder affected.

    The Company may modify the Trust Indenture without the consent of the holders to:

    - evidence its successor under the Trust Indenture;

    - add to covenants or surrender any right or power for the benefit of holders;

    - add events of default;

    - provide for bearer securities to become registered securities under the Trust Indenture and make other such changes to bearer securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

    - establish the forms of the Debt Securities;

    - appoint a successor trustee under the Trust Indenture;

    - add provisions to permit or facilitate the defeasance or discharge of the Debt Securities as long as there is no adverse affect on the holders;

    - cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any; or

    - to change or eliminate any provisions where such change takes effect when there are no securities outstanding under the Trust Indenture.

GOVERNING LAW

    The Trust Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia.

THE TRUSTEE

    The Debt Securities Trustee under the Trust Indenture or its affiliates may provide banking, registrar and transfer agency and other services to the Company in the ordinary course of their business.

    The Trust Indenture will contain certain limitations on the rights of the Debt Securities Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. If the Debt Securities Trustee or any affiliate acquires any conflicting interest and an event of default occurs with respect to the Debt Securities, the Debt Securities Trustee must eliminate the conflict or resign.

                              PLAN OF DISTRIBUTION

GENERAL

    The Company may offer and sell the Securities, separately or together:
(i) to one or more underwriters or dealers; (ii) through one or more agents; or
(iii) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. The Company may only offer and sell the Securities pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains valid. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Company from such sale, any underwriting commissions or discounts and other items constituting underwriters' compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

BY UNDERWRITERS OR DEALERS

    If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of the general corporate funds of the Company.

    If dealers are used, and if so specified in the applicable Prospectus Supplement, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

BY AGENTS

    The Securities may also be sold through agents designated by the Company. Any agent involved will be named, and any fees or commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of the general corporate funds of the Company. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

DIRECT SALES

    Securities may also be sold directly by the Company at such prices and upon such terms as agreed to by the Company and the purchaser. In this case, no underwriters, dealers or agents would be involved in the offering.

GENERAL INFORMATION

    Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

    In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

    In accordance with the rules of the National Association of Securities Dealers, Inc., the Company will not pay a commission to a broker-dealer in connection with any sale of Securities under this Prospectus that is in excess of 6%.

                     CHANGES TO CONSOLIDATED CAPITALIZATION

    Since December 31, 2002, the following changes have occurred to the share and loan capital of the Company, on a consolidated basis:

    - on February 20, 2003, the Company completed the acquisition of Corner Bay Silver Inc. by issuing 7,636,659 Common Shares and 3,818,329 warrants to purchase Common Shares (having an exercise price of Cdn$12.00 for a five-year period ending February 20, 2008). The Company also granted 553,846 stock options to purchase Common Shares (having exercise prices of between Cdn$4.55 and Cdn$12.00 and having exercise periods of between one and five years from the date of grant) in consideration for the termination of 960,000 fully vested stock options held by employees and shareholders of Corner Bay;

    - the Company issued 507,171 Common Shares pursuant to the exercise of stock options;

    - the Company issued 100,000 Common Shares pursuant to the exercise of warrants;

    - the Company reduced its $5.15 million loan on the Huaron property from Banco de Credito del Peru by $812,000. The Huaron loan bears interest at six-month LIBOR plus 3% and is repayable at the rate of $135,417 per month;

    - Pan American drew down $8,000,000 of its $10,000,000 La Colorada project loan facility with International Finance Corporation ("IFC"). The IFC loan bears interest at six-month LIBOR plus 3.50% until certain technical and financial tests are achieved and six-month LIBOR plus 3.25% thereafter. The IFC loan is repayable in semi-annual instalments of $1,000,000 commencing November 14, 2004. In addition to the interest payments on the outstanding balance of the IFC loan, Pan American will be required to make additional payments to IFC if the average price of silver for a year exceeded $4.75 per ounce. Such payment would be equal to 20% of the positive difference between the average price per ounce of silver for a year and $4.75 multiplied by the number of ounces of silver produced by the La Colorada mine divided by $10,000,000 and multiplied by the greater of the loan balance at the end of the year or the originally scheduled loan balance at the end of a year; and

    - Pan American has sold forward 11,400 tonnes of zinc. These sales were designated as a hedge and represent sales of 1,100 tonnes per month for each of the months of June 2003 through and including February 2004 at a price of $824 per tonne and sales of 500 tonnes per month for each of the months of March 2004 through and including May 2004 at a price of $817 per tonne. The difference between the average monthly London zinc cash settlement price and the forward sales price will be credited or charged to Pan American's revenue during the June 2003 through May 2004 period.

                                  RISK FACTORS

    Prospective investors in a particular offering of the Securities should consider, in addition to information contained in the Prospectus Supplement relating to that offering or in other documents incorporated by reference herein, the risks described in the Company's Annual Information Form under the heading "Narrative Description of the Business -- Trends and Uncertainties" and in the Company's management's discussion and analysis of financial condition and results of operations that are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of Securities.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

    The auditors of the Company are Deloitte & Touche LLP, Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

    The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

                                    EXPERTS

    The consolidated financial statements of the Company for the years ended December 31, 2002 and 2001 which are incorporated in this Prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated balance sheets of Corner Bay Silver Inc. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flow of Corner Bay Silver Inc. for each of the years in the three year period ended June 30, 2002 which are included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

           DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

    The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference", the consent of Deloitte & Touche LLP and the consent of PricewaterhouseCoopers LLP. If debt securities are offered by a Prospectus Supplement, there will be filed with the SEC a form of Trust Indenture and a Debt Securities Trustee's Statement of Eligibility on Form T-1.

                     CANADIAN PURCHASERS' STATUTORY RIGHTS

    Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase the Securities offered hereby within two business days after receipt or deemed receipt of a prospectus, a Prospectus Supplement (including a pricing supplement) relating to Securities purchased by a purchaser and any amendments thereto. In several of the provinces, Securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus, a Prospectus Supplement relating to Securities purchased by a purchaser and any amendments thereto contain a misrepresentation or are not delivered to the purchaser but such remedies must be exercised by the purchaser within the time limit prescribed by the Securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the Securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
CONSOLIDATED FINANCIAL STATEMENTS OF CORNER BAY SILVER INC.

Auditors' Report............................................       F-3

Consolidated Balance Sheet as at December 31, 2002
  (unaudited) and as at June 30, 2002 and June 30, 2001
  (audited).................................................       F-4

Consolidated Statements of Operations and Deficit for the
  six months ended December 31, 2002 and December 31, 2001
  (unaudited) and for the years ended June 30, 2002,
  June 30, 2001 and June 30, 2000 (audited).................       F-5

Consolidated Statements of Cash Flows for the six months
  ended December 31, 2002 and December 31, 2001 (unaudited)
  and for the years ended June 30, 2002, June 30, 2001, and
  June 30, 2000 (audited)...................................       F-6

Notes to Consolidated Financial Statements..................       F-7

SUPPLEMENTARY INFORMATION ABOUT MINERAL PROPERTY
  EXPENDITURES FOR THE SIX MONTHS ENDED DECEMBER 31, 2002
  (UNAUDITED)...............................................      F-22

SUPPLEMENTARY INFORMATION ABOUT GENERAL AND ADMINISTRATIVE
  COSTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2002
  (UNAUDITED)...............................................      F-23

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PAN
  AMERICAN SILVER CORP......................................      F-24

Compilation Report..........................................      F-25

Pro Forma Consolidated Balance Sheet as at December 31, 2002
  (unaudited)...............................................      F-26

Pro Forma Consolidated Statement of Operations for the three
  months ended March 31, 2003 (unaudited)...................      F-27

Pro Forma Consolidated Statement of Operations for the year
  ended December 31, 2002 (unaudited).......................      F-28

Notes to the Pro Forma Consolidated Financial Statements....      F-29

UNAUDITED AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

CORNER BAY SILVER INC.

                                AUDITORS' REPORT

To the Directors of
Corner Bay Silver Inc.

    We have audited the consolidated balance sheets of Corner Bay Silver Inc. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended
June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario
September 6, 2002

   COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

    In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 6, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario
September 6, 2002

                             CORNER BAY SILVER INC.

                          CONSOLIDATED BALANCE SHEETS

                AS AT DECEMBER 31, 2002, JUNE 30, 2002 AND 2001

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)

                                                        DECEMBER 31,     JUNE 30,      JUNE 30,
                                                            2002           2002          2001
                                                        -------------   -----------   -----------
                                                         (UNAUDITED)
ASSETS
Current
  Cash................................................   $ 4,831,220    $ 5,323,564   $ 4,022,422
  Accounts receivable.................................       163,965        197,673       176,912
  Prepaid expenses and deposits.......................         2,595         16,887        27,389
                                                         -----------    -----------   -----------
                                                           4,997,780      5,538,124     4,226,723

Deposits -- reclamation bonds.........................        30,000         30,000        30,000
Investments -- quoted market value of $nil
  (2001 -- $61,933) (note 8)..........................            --             --        43,353
Deferred exploration expenditure (note 3).............     8,781,564      7,705,865     4,551,072
Property, plant and equipment (note 4)................     3,893,658      3,896,461        96,870
                                                         -----------    -----------   -----------
                                                         $17,703,002    $17,170,450   $ 8,948,018
                                                         ===========    ===========   ===========

LIABILITIES
Current
  Accounts payable and accrued liabilities............   $ 1,355,103    $   316,914   $   387,963
                                                         -----------    -----------   -----------

SHAREHOLDERS' EQUITY
Capital stock (note 5)................................    25,499,004     24,314,504    14,813,154
Contributed surplus...................................       537,005        537,005       537,005
Deficit...............................................    (9,688,110)    (7,997,973)   (6,790,104)
                                                         -----------    -----------   -----------
                                                          16,347,899     16,853,536     8,560,055
                                                         -----------    -----------   -----------
                                                         $17,703,002    $17,170,450   $ 8,948,018
                                                         ===========    ===========   ===========

Nature of operations and going concern (note 1)

Commitments (note 10)

APPROVED BY THE BOARD OF DIRECTORS

           (Signed) JOHN H. WRIGHT,                       (Signed) ROSS J. BEATY,
                   Director                                       Director

                             CORNER BAY SILVER INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)

                                 FOR THE SIX MONTHS ENDED
                                       DECEMBER 31,               FOR THE YEARS ENDED JUNE 30,
                                 -------------------------   ---------------------------------------
                                    2002          2001          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
OTHER INCOME
  Interest.....................  $    61,361   $    49,739   $    94,013   $   127,474   $    48,611
  Other........................       14,500        73,001       201,831        97,500        64,900
                                 -----------   -----------   -----------   -----------   -----------
                                      75,861       122,740       295,844       224,974       113,511
OTHER EXPENSES
  General and administrative...    1,765,998       497,925     1,467,007       798,073       521,338
  Amortization.................           --         9,109            --        25,312        19,251
                                 -----------   -----------   -----------   -----------   -----------
                                   1,765,998       507,034     1,467,007       823,385       540,589
Gain on disposal of assets.....           --            --            --            --       (14,465)
Gain on disposal of
  investments..................           --            --        (5,805)           --            --
Writedown of investments.......           --            --            --            --        22,606
Write-down of property, plant
  and equipment................           --            --        42,511        95,833            --
Write-down of deferred
  exploration expenditure......           --            --            --       373,627     1,088,239
                                 -----------   -----------   -----------   -----------   -----------
                                   1,765,998       507,034     1,503,713     1,292,845     1,636,969
                                 -----------   -----------   -----------   -----------   -----------
Loss for the period............   (1,690,137)     (384,294)   (1,207,869)   (1,067,871)   (1,523,458)
Deficit, beginning of period...   (7,997,973)   (6,790,104)   (6,790,104)   (5,722,233)   (4,198,775)
                                 -----------   -----------   -----------   -----------   -----------
Deficit, end of period.........  $(9,688,110)  $(7,174,398)  $(7,997,973)  $(6,790,104)  $(5,722,233)
                                 ===========   ===========   ===========   ===========   ===========

Basic and diluted loss per
  share........................  $     (0.09)  $     (0.02)  $     (0.07)  $     (0.08)  $     (0.14)

Weighted average number of
  shares outstanding...........   19,385,808    15,876,053    16,697,807    13,912,182    10,760,945

                             CORNER BAY SILVER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)

                                 FOR THE SIX MONTHS ENDED
                                       DECEMBER 31,               FOR THE YEARS ENDED JUNE 30,
                                 -------------------------   ---------------------------------------
                                    2002          2001          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
CASH PROVIDED BY (USED IN)
Operating activities
  Loss for the period            $(1,690,137)  $  (384,294)  $(1,207,869)  $(1,067,871)  $(1,523,458)
  Write-off of deferred
    exploration expenditure....           --            --            --       373,627     1,088,239
  Writedown of investments.....           --            --            --            --        22,606
  Amortization.................           --         9,109            --        25,312        19,251
  Write-off of property, plant
    and equipment..............           --            --        42,511        95,833            --
  Gain on disposal of
    investments................           --            --        (5,805)           --            --
  Gain on disposal of assets...           --            --            --            --       (14,465)
                                 -----------   -----------   -----------   -----------   -----------
                                  (1,690,137)     (375,185)   (1,171,163)     (573,099)     (407,827)
Net (increase) decrease in
  non-cash working capital
  balances related to
  operations (note 11).........    1,086,189      (184,805)      (81,308)       82,054       237,610
                                 -----------   -----------   -----------   -----------   -----------
                                    (603,948)     (559,990)   (1,252,471)     (491,045)     (170,217)
                                 -----------   -----------   -----------   -----------   -----------
Investing activities
  Deferred exploration
    expenditure and property,
    plant and equipment
    Expenditures...............   (1,072,896)   (1,415,279)   (3,147,522)   (1,460,057)   (2,185,566)
    Option receipts............           --            --            --         5,975        25,000
    Proceeds on disposal of
      assets...................           --            --            --            --        28,057
    Proceeds on disposal of
      investments..............           --            --        49,158            --        73,486
  Purchase of assets under
    construction...............           --            --      (400,000)           --            --
  Purchase of equipment........           --            --        (6,873)           --            --
                                 -----------   -----------   -----------   -----------   -----------
                                  (1,072,896)   (1,415,279)   (3,505,237)   (1,454,082)   (2,059,023)
                                 -----------   -----------   -----------   -----------   -----------
Financing activities
  Issue of common shares.......    1,184,500       350,849     6,058,850     5,038,397     2,499,391
                                 -----------   -----------   -----------   -----------   -----------
Increase (decrease) in cash
  during the period............     (492,344)   (1,624,420)    1,301,142     3,093,270       270,151
Cash, beginning of the
  period.......................    5,323,564     4,022,422     4,022,422       929,152       659,001
                                 -----------   -----------   -----------   -----------   -----------
Cash, end of the period........  $ 4,831,220   $ 2,398,002   $ 5,323,564   $ 4,022,422   $   929,152
                                 ===========   ===========   ===========   ===========   ===========

Supplemental cash flow information (note 11)

                             CORNER BAY SILVER INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

1.  NATURE OF OPERATIONS AND GOING CONCERN

    The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of deferred exploration expenditure.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant differences from United States accounting principles are disclosed in Note 15.

BASIS OF CONSOLIDATION

    These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

DEFERRED EXPLORATION EXPENDITURE

    The deferred exploration expenditure is recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned.

    In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled, "Enterprises in the Development Stage" (AcG 11), and subsequently, on March 12, 2002, issued Emerging Issues Committee (EIC) 126 "Accounting by Mining Enterprises for Exploration Costs." These guidelines address three distinct issues: (i) capitalization of costs/expenditures (ii) impairment and
(iii) disclosure. Prior to their issuance, development state entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies. These guidelines were effective for financial periods beginning on or after April 1, 2000, which affects the Company's financial years ended on or after June 30, 2001.

    EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in
Section 3061, "Property, Plant and Equipment" of the CICA Handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view, deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in EIC 126 and AcG 11 exist.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    There would need to be an assessment of deferred exploration expenditure. Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

    The status of the Company's operations is such that, like most mining companies in the exploration stage, it would not be practical to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

    EIC 126 and AcG 11 did not have a significant impact on the Company's consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

    Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a reducing balance basis at various rates from 14% to 33%. Amortization relating to equipment used on the mineral properties is capitalized as part of the deferred exploration expenditure balance.

ASSETS UNDER CONSTRUCTION

    Assets under construction consist of equipment to be commissioned at the Mexico property site. The assets will be included as part of the equipment balance once refurbished and transferred to the site. These assets are not being amortized, as they are not currently ready for use.

FINANCIAL INSTRUMENTS

    The carrying amounts of cash, receivables, prepaid expenses and deposits, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturities of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

INCOME TAXES

    The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements' carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes is not, more likely than not, to be realized.

STOCK-BASED COMPENSATION PLAN

    The Company has one stock option plan, which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Effective July 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to directors, officers and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.

    For stock options granted to directors, officers and employees, the Company has adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share option exercise price on the day that options are granted.

LOSS PER SHARE

    Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average number of shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

    During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA Handbook, Section 3500, "Earnings per share". There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

USE OF ESTIMATES

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from these estimates.

TRANSLATION OF FOREIGN CURRENCIES

    As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year and period end exchange rate. Other non-monetary items and revenue and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization, which are translated at the same rates as the related assets.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

3.  MINERAL PROPERTIES

                                                 MEXICO     MARITIMES   CHIBOUGAMAU      TOTAL
                                               ----------   ---------   -----------   -----------
Balance -- June 30, 1999.....................  $1,018,492   $ 401,611   $ 1,097,825   $ 2,517,928
Expenditures.................................   2,114,901       1,411            --     2,116,312
Option receipts..............................          --     (25,000)       (9,586)      (34,586)
Writedown....................................          --          --    (1,088,239)   (1,088,239)
                                               ----------   ---------   -----------   -----------
Balance -- June 30, 2000.....................  $3,133,393   $ 378,022   $        --   $ 3,511,415

Expenditures.................................   1,388,451       1,580            --     1,390,031
Option receipts..............................          --      (5,975)           --        (5,975)
Amortization of equipment capitalized........      29,228          --            --        29,228
Writedown....................................          --    (373,627)           --      (373,627)
                                               ----------   ---------   -----------   -----------
Balance -- June 30, 2001                        4,551,072          --            --     4,551,072

Expenditures.................................   3,147,522          --            --     3,147,522
Amortization of equipment capitalized........       7,271          --            --         7,271
                                               ----------   ---------   -----------   -----------
Balance -- June 30, 2002.....................   7,705,865          --            --     7,705,865

Expenditures (Unaudited).....................     534,911          --            --       534,911
Purchase of concessions (Unaudited)..........     537,985          --            --       537,985
Amortization of equipment capitalized
  (Unaudited)................................       2,803          --            --         2,803
                                               ----------   ---------   -----------   -----------
Balance -- December 31, 2002 (Unaudited).....  $8,781,564   $      --   $        --   $ 8,781,564
                                               ==========   =========   ===========   ===========

    The Alamo Dorado silver/gold property is located in the northwestern state of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometers northwest of the Alamo Dorado Project.

    The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company, and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$441,000 (unaudited) was paid to December 31, 2002 (June 30, 2002, 2001 and 2000 were US$450,000, $325,000 and
$nil, respectively).

    During the year ended June 30, 2002, the Company incurred $131,147 (2001 and 2000 -- $nil) in rental payments, and is committed to annual rental payments of $114,150. During the six-month periods ended December 31, 2002 and 2001, the Company incurred $35,906 and $23,491 (unaudited), respectively, in rental payments.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

4.  PROPERTY, PLANT AND EQUIPMENT

                                    ACCUMULATED    JUNE 30, 2002               ACCUMULATED    JUNE 30, 2002
                          COST      AMORTIZATION        NET           COST     AMORTIZATION        NET
                       ----------   ------------   --------------   --------   ------------   --------------
Equipment............  $   66,683     $14,722        $   53,961     $129,415     $32,545          $96,870
Assets under
  Construction.......   3,842,500          --         3,842,500           --          --               --
                       ----------     -------        ----------     --------     -------          -------
                       $3,911,183     $14,722        $3,896,461     $129,415     $32,545          $96,870
                       ==========     =======        ==========     ========     =======          =======

                                    ACCUMULATED    DECEMBER 31, 2002
(UNAUDITED)               COST      AMORTIZATION          NET
-----------            ----------   ------------   ------------------
Equipment............  $  139,917     $88,759          $   51,158
Assets under
  Construction.......   3,842,500          --           3,842,500
                       ----------     -------          ----------
                       $3,982,417     $88,759          $3,893,658
                       ==========     =======          ==========

    During the six months ended December 31, 2002, the Company wrote off $nil (December 31, 2001 -- $nil; years ended June 30, 2002, 2001 and 2000 of $42,511,
$95,833 and $nil, respectively) of property, plant and equipment.

    During the six months ended December 31, 2002, the Company recorded amortization of $2,803 (years ended June 30, 2002, 2001 and 2000 of $7,271, $29,228 and $nil, respectively), which were capitalized as deferred exploration expenditure.

5.  CAPITAL STOCK

AUTHORIZED

    Unlimited number of common shares, without nominal or par value.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

5.  CAPITAL STOCK (CONTINUED)
ISSUED AND OUTSTANDING -- COMMON SHARES

                                                       NUMBER OF
                                                        SHARES
                                                      OUTSTANDING   NET PROCEEDS
                                                      -----------   ------------
Balance -- June 30, 1999............................   9,899,115    $ 7,275,366
Shares issued for cash in private placement
  September 21, 1999................................     596,540        773,976
  December 20, 1999.................................     400,000      1,198,435
Warrants exercised for cash during the year.........     545,454        409,080
Options exercised for cash during the year..........     393,000        117,900
                                                      ----------    -----------
Balance -- June 30, 2000............................  11,834,109      9,774,757

Shares issued in prospectus
  offering -- December 14, 2000.....................   3,666,667      4,978,397
Options exercised for cash..........................     200,000         60,000
                                                      ----------    -----------
Balance -- June 30, 2001............................  15,700,776     14,813,154

Shares issued for cash in private placement --
  February 19, 2002.................................   1,830,000      4,575,000
Warrants exercised for cash.........................     183,333        275,000
Options exercised for cash..........................     612,000      1,208,850
Shares issued for assets under construction
  purchased -- June 18, 2002 (note 11)..............     850,000      3,442,500
                                                      ----------    -----------
Balance -- June 30, 2002............................  19,176,109     24,314,504

Options exercised for cash (unaudited)..............     465,000      1,184,500
                                                      ----------    -----------
Balance -- December 31, 2002 (unaudited)............  19,641,109    $25,499,004
                                                      ==========    ===========

    On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

    On December 20, 1999, the Company completed a private placement of 400,000 units. Each unit consists of one common share at $3.00 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. Effective December 20, 2001, all options that had not been exercised prior to this date expired.

    On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offering, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

5.  CAPITAL STOCK (CONTINUED)
share for $1.50 at any time until December 14, 2001. Effective December 14, 2001, all warrants that had not been exercised prior to this date expired. Refer to the following warrants table.

    On February 19, 2002, the Company completed a private placement of 1,830,000 shares at a price of $2.50 per share.

WARRANTS

                                                       NUMBER OF      WEIGHTED
                                                        WARRANTS    AVERAGE PRICE
                                                       ----------   -------------
Balance -- June 30, 1999.............................          --       $  --
Issued -- December 20, 1999..........................     200,000        4.00
                                                       ----------       -----
Balance -- June 30, 2000.............................     200,000        4.00

Issued -- December 14, 2000..........................   2,016,666        2.18
                                                       ----------       -----
Balance -- June 30, 2001.............................   2,216,666        2.34

Expired..............................................  (2,033,333)       2.42
Exercised............................................    (183,333)       1.50
                                                       ----------       -----
Balance -- June 30, 2002.............................          --          --

Expired..............................................          --          --
Exercised............................................          --          --
                                                       ----------       -----
Balance -- December 31, 2002 (unaudited).............          --       $  --
                                                       ==========       =====

OPTIONS

    On December 15, 1995, the shareholders of the Company approved the amended stock option plan (dated November 1, 1995) (the Plan) which provides for the issuance of 1.0 million stock options under the terms of the Plan. On
December 20, 1999 and December 15, 2000, the shareholders approved an amendment to provide for the further issuance of an additional 1.4 and 2.0 million common share options, respectively, under the terms of the Plan.

    Under the Plan, the Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices not lower than the market price at the date of granting.

    No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to capital stock.

    Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the options. Compensation expense is determined as the fair value of the options at the date of grant using an option-pricing model. During the six months ended
December 31, 2002 and year ended June 30, 2002, no stock options were issued to non-employees.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

5.  CAPITAL STOCK (CONTINUED)
    As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

                                                      EXERCISE PRICE   EXPIRY DATE
                                                      --------------   -----------
500,000.............................................      $2.65          12/20/02
660,000.............................................       3.00          06/30/03
380,000.............................................       1.75          10/02/04
40,000..............................................       1.80          12/12/04
60,000..............................................      $3.00          02/28/05

    As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

                                                  2002                   2001                   2000
                                                WEIGHTED               WEIGHTED               WEIGHTED
                                    NUMBER OF   AVERAGE    NUMBER OF   AVERAGE    NUMBER OF   AVERAGE
                                     OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                    ---------   --------   ---------   --------   ---------   --------
Outstanding
-- Beginning of year..............  1,607,000    $2.60     1,707,000    $2.38       700,000    $0.30
Granted...........................    645,000     1.95       100,000     1.70     1,400,000     2.84
Exercised.........................   (612,000)    1.98      (200,000)    0.30      (393,000)    0.30
                                    ---------    -----     ---------    -----     ---------    -----
Outstanding
-- End of year....................  1,640,000    $2.57     1,607,000    $2.60     1,707,000    $2.38
                                    =========    =====     =========    =====     =========    =====

    As at December 31, 2002, the Company had outstanding and exercisable stock options as follows:

                                                            DECEMBER 31, 2002
                                                           --------------------
                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding -- Beginning of period.......................  1,640,000    $2.57
Exercised (unaudited)....................................   (465,000)    2.55
                                                           ---------    -----
Outstanding -- End of period (unaudited).................  1,175,000    $2.59
                                                           =========    =====

6.  INCOME TAXES

    As at December 31, 2002, the Company has non-capital loss carry-forwards of approximately $4,200,000, unaudited, (June 30, 2002 -- $2,500,000) available to reduce future taxable income. These losses will expire between 2003 and 2009. In addition, the Company has $7,300,000 in unclaimed exploration and development expenses in Canada. No recognition is given in these consolidated financial statements to any potential benefit from the utilization of these non-capital losses or unclaimed exploration and development expenses.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

7.  RELATED PARTY TRANSACTIONS

    Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services (including salaries) for the six months ended December 31, 2002 was $nil, unaudited, (years ended June 30, 2002, 2001 and 2000 were $680,213, $354,989 and
$230,279, respectively). The services provided were at rates similar to those charged to non-related parties.

    The Company, as prime tenant of share corporate offices with the above-mentioned related party companies, charge rent of $nil for the six months ended December 31, 2002 (years ended June 30, 2002, 2001 and 2000 were $6,000, $51,400 and $46,800, respectively) and had overhead recoveries of $nil for the six months ended December 31, 2002 (years ended June 30, 2002, 2001 and 2000 were $7,500, $97,575 and $71,913, respectively).

8.  INVESTMENT

    As at December 31, 2002, the Company held nil (unaudited) (June 30, 2002, 2001 and 2000 -- nil, 309,665 and 309,665, respectively) shares of MSV Resources Inc. The investment was disposed of during the year ended
June 30, 2002.

9.  SEGMENT INFORMATION

    Working capital balances are retained in Canada and principal property balances are located as described in note 3.

10.  COMMITMENTS

    The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

YEAR ENDED JUNE 30
------------------
2003........................................................  $ 69,660
2004........................................................    69,660
2005........................................................    29,025
                                                              --------
                                                              $168,345
                                                              ========

11. SUPPLEMENTAL CASH FLOW INFORMATION

    During the six months ended December 31, 2002 and 2001 and the years ended June 30, 2002, 2001 and 2000, the Company paid no income taxes or interest.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

11. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)
    Net (increase) decrease in non-cash working capital balances related to operations:

                                              SIX MONTHS ENDED
                                                DECEMBER 31,              YEARS ENDED DECEMBER 31,
                                          -------------------------   ---------------------------------
                                             2002          2001         2002        2001        2000
                                          -----------   -----------   ---------   ---------   ---------
                                          (UNAUDITED)   (UNAUDITED)   (AUDITED)   (AUDITED)   (AUDITED)
Receivables.............................  $   33,708     $(150,298)   $(20,761)   $(17,438)   $ 32,625
Prepaid expenses and deposits...........      14,292        18,147      10,502      (1,452)    (21,502)
Accounts payable and accrued
  liabilities...........................   1,038,187       (52,654)    (71,049)    100,944     226,487
                                          ----------     ---------    --------    --------    --------
                                          $1,086,189     $(184,805)   $(81,308)   $ 82,054    $237,610
                                          ==========     =========    ========    ========    ========

    On June 18, 2002, assets under construction were acquired for $3,442,500, through issuance of common shares (note 4). The purchase price was based on the value of the common shares.

12.  ACQUISITION OF COMPANY BY PAN AMERICAN SILVER CORP.

    On May 21, 2002, the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in September 2002.

    Under the terms of the amended plan of arrangement, each Corner Bay
Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchase a Pan American common share at CAN$12 for a five-year period after the effective date of the plan of arrangement ("Plan of Arrangement"). The Pan American Warrants will trade on the Toronto Stock Exchange.

13.  SUBSEQUENT EVENT

    In July 2002, the principal mineral concession, which hosts the Alamo Dorado concession, was purchased outright from the concession owners by paying the remaining option payments in a final lump sum payment of US$345,000 (US$300,000 plus Impuesto Al Valor Agregado (IVA) taxes).

SUBSEQUENT EVENT (UNAUDITED)

    The Company received regulatory approval on the plan on arrangement and on February 20, 2003 the Company and Pan American Silver Corp. completed the Plan of Arrangement.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

14.  COMPARATIVES

    Certain prior years' comparative numbers have been restated to reflect the current year's presentation.

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

    Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS

                                     SIX MONTHS ENDED
                                        DECEMBER 31                   YEARS ENDED JUNE 30,
                                 -------------------------   ---------------------------------------
                                    2002          2001          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
Loss for the period reported
  under Canadian GAAP..........  $(1,690,137)  $  (384,294)  $(1,207,869)  $(1,067,871)  $(1,523,458)
Exploration expenses
  adjustment...................     (537,714)   (1,415,279)   (3,154,793)   (1,039,657)     (993,487)
                                 -----------   -----------   -----------   -----------   -----------
Loss for the period reported
  under U.S. GAAP..............  $(2,227,851)  $(1,799,573)  $(4,362,662)  $(2,107,528)  $(2,516,945)
                                 ===========   ===========   ===========   ===========   ===========

------------------------

(a) In accordance with U.S. GAAP, the Company would be required to charge all costs of deferred exploration expenditures to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, the unaudited loss for the six months ended December 31, 2002 and 2001 would be increased by $537,714 and $1,415,279, respectively, and loss for the years ended June 30, 2002, 2001 and 2000 would be increased by $3,154,793, $1,039,657 and $993,487, respectively.

(b) The Company accounts for its share options using the intrinsic value method, which in the Company's circumstances amounts does not result in different from the amounts that would be determined under the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statement of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of the stock compensation awards at their fair value at the date the award is granted. The unaudited value of the Company's options that were granted during six months ended December 31, 2002 was $nil (2001 -- $17,846) (three years ended June 30, 2002 were $447,952, $37,605 and $878,747, respectively). The fair value for 2002 was estimated using the Black-Scholes model with assumptions of a three-year expected term volatility ranging from 50% to 56% and interest rates from 3.75% to 4.04%. The fair value for

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)
    2001 and 2000 was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

BASIC LOSS PER SHARE

                                     SIX MONTHS ENDED
                                        DECEMBER 31                   YEARS ENDED JUNE 30,
                                 -------------------------   ---------------------------------------
                                    2002          2001          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
Loss for the period under
  U.S. GAAP....................  $(2,227,851)  $(1,799,573)  $(4,362,662)  $(2,107,528)  $(2,516,945)
Weighted average number of
  Common shares outstanding....   19,385,808    15,876,053    16,697,807    13,912,182    10,760,945
                                 -----------   -----------   -----------   -----------   -----------
Loss per share under
  U.S. GAAP....................  $     (0.11)  $     (0.11)  $     (0.26)  $     (0.15)  $     (0.23)
                                 ===========   ===========   ===========   ===========   ===========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                     SIX MONTHS ENDED
                                        DECEMBER 31                   YEARS ENDED JUNE 30,
                                 -------------------------   ---------------------------------------
                                    2002          2001          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
Loss for the period under
  U.S. GAAP....................  $(2,227,851)  $(1,799,573)  $(4,362,662)  $(2,107,528)  $(2,516,945)
Other comprehensive earnings,
  net of income taxes
  Unrealized gain on marketable
    securities.................           --            --            --        18,580         9,290
  Realized (gain) loss on sale
    of marketable securities...           --            --       (18,580)           --        33,948
  Writedown to fair value......           --            --            --            --        22,606
                                 -----------   -----------   -----------   -----------   -----------
Comprehensive loss for the
  period.......................  $(2,227,851)  $(1,799,573)  $(4,381,242)  $(2,088,948)  $(2,451,101)
                                 ===========   ===========   ===========   ===========   ===========

    The consolidated statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions, other than those with shareholders, and other economic events that occurred during the period.

    Under U.S. GAAP, the Company's holding of marketable securities with quoted market values that would be marked to market with the resulting unrealized gain or loss being taken to the consolidated statement of comprehensive loss in the relevant period.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)
CONSOLIDATED STATEMENT OF CASH FLOWS

                                     SIX MONTHS ENDED
                                        DECEMBER 31                   YEARS ENDED JUNE 30,
                                 -------------------------   ---------------------------------------
                                    2002          2001          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------
                                 (UNAUDITED)   (UNAUDITED)
Operating activities...........  $(1,138,859)  $(1,975,269)  $(4,399,993)  $(1,900,413)  $(2,258,579)
Investing activities...........     (537,985)           --      (357,715)      (44,714)       29,339
Financing activities...........    1,184,500       350,849     6,058,850     5,038,397     2,499,391
                                 -----------   -----------   -----------   -----------   -----------
Increase (decrease) in cash and
  cash equivalent during the
  period.......................     (492,344)   (1,624,420)    1,301,142     3,093,270       270,151
Opening cash and cash
  equivalents..................    5,323,564     4,022,422     4,022,422       929,152       659,001
                                 -----------   -----------   -----------   -----------   -----------
Closing cash and cash
  equivalents..................  $ 4,831,220   $ 2,398,002   $ 5,323,564   $ 4,022,422   $   929,152
                                 ===========   ===========   ===========   ===========   ===========

CONSOLIDATED BALANCE SHEETS

                                                                               JUNE 30,
                                                      DECEMBER 31,    ---------------------------
                                                          2002            2002           2001
                                                      -------------   ------------   ------------
                                                       (UNAUDITED)
Investments under Canadian GAAP.....................  $         --    $         --   $     43,353
Unrealized gain on marketable securities............            --              --         18,580
                                                      ------------    ------------   ------------
Investments under US GAAP...........................  $         --    $         --   $     61,933
                                                      ============    ============   ============

Deferred exploration expenditure under Canadian
  GAAP..............................................  $  8,781,564    $  7,705,865   $  4,551,072
Deferred exploration expenditure....................    (8,243,579)     (7,705,865)    (4,551,072)
                                                      ------------    ------------   ------------
Deferred exploration expenditure under U.S. GAAP....  $    537,985    $         --   $         --
                                                      ============    ============   ============

Deficit under Canadian GAAP.........................  $ (9,688,110)   $ (7,997,973)  $ (6,790,104)
Exploration expenditures............................    (8,243,579)     (7,705,865)    (4,551,072)
                                                      ------------    ------------   ------------
Deficit under U.S. GAAP.............................  $(17,931,689)   $(15,703,838)  $(11,341,176)
                                                      ============    ============   ============

Cumulative comprehensive other income under
  Canadian GAAP.....................................  $         --    $         --   $         --
Unrealized gain (loss) on marketable securities.....            --              --         18,580
                                                      ------------    ------------   ------------
Cumulative comprehensive other income under
  U.S. GAAP.........................................  $         --    $         --   $     18,580
                                                      ============    ============   ============

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)
NEW STANDARDS FOR U.S. GAAP

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets". This new standard features new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying value of assets and liabilities recorded in the consolidated balance sheets upon adoption.
SFAS No. 142 will be adopted on July 1, 2002.

    Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt this standard on July 1, 2002.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30, and also amends ARB 51. This statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. The Company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

    Effective July 1, 2002, the Company will adopt, for United States reporting purposes, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendments of SFAS No. 13, and Technical Corrections as of April 2002." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements".

    This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of the new standard is not currently expected to have a significant impact on the Company's results of operations or financial position.

                             CORNER BAY SILVER INC.

    DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND JUNE 30, 2002, 2001 AND 2000

                        (EXPRESSED IN CANADIAN DOLLARS)

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)
NEW STANDARDS FOR U.S. GAAP, UNAUDITED TO DECEMBER 31, 2002

    The Company adopted the following standards on July 1, 2002:

    (i) the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, did not have a material affect on the Company's consolidated financial position or results of operations.

    (ii) the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, did not have a material impact on the Company's results of operations or shareholders' equity.

    (iii) the adoption of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, did not have a material affect on the Company's consolidated financial position or results of operations.

    (iv) the adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendments of SFAS No. 13, and Technical Corrections as of April 2002, did not have a material affect on the Company's results of operations or its financial position.

FINANCIAL ACCOUNTING STANDARDS BOARD (FASB)

    On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity.
SFAS No. 146 is to be applied retroactively to exit or disposal activities initiated after December 31, 2002. The adoption of the new standard is not currently expected to have a significant impact on the Company's result of operations or financial position.

NEW STANDARD FOR CANADIAN GAAP

    The CICA approved a new Handbook Section 3062, "Goodwill and Other Intangible Assets," which require intangible assets with an indefinite life and goodwill to be tested for impairment on annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB (SFAS No. 142). The adoption of this new standard is not expected to have any material effect on the Company's financial position, results of operations or cash flows.
Section 3026 was adopted on July 1, 2002 and the Company does not expect this adoption to have a significant impact on the Company's results of operations or financial position.

                             CORNER BAY SILVER INC.

         SUPPLEMENTARY INFORMATION ABOUT MINERAL PROPERTY EXPENDITURES
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 2002

                                  (UNAUDITED)

Field office expenditures
  Depreciation..............................................  $ 11,410
  Office vehicles...........................................       774
  General office............................................    16,963
  Office rent...............................................     6,629
  Professional fees.........................................    38,686
  Telephone.................................................     6,426
  Insurance.................................................     1,040
  Bank charges..............................................        88
  Travel, food and accommodation............................     3,824
  Field supplies............................................       584
  Drafting and reproduction costs...........................        90
  Courier...................................................       210
                                                              --------
Total field office expenditures.............................    86,724
                                                              --------

Alamo Dorado expenditures
  Surveying.................................................   198,050
  Salaries and benefits.....................................    65,450
  Temporary labour..........................................    58,601
  Site vehicles.............................................    27,786
  General office............................................    21,256
  Professional fees.........................................    11,410
  Telephone.................................................     5,611
  Insurance.................................................       985
  Freight...................................................       967
  Travel, food and accommodation............................    43,578
  Assays....................................................     1,881
  Field supplies............................................    10,466
  Drafting and reproduction costs...........................     1,416
  Courier...................................................       730
                                                              --------
Total Alamo Dorado expenditures.............................   448,187
                                                              --------
Deferred mineral property expenditures......................  $534,911
                                                              ========

                             CORNER BAY SILVER INC.

        SUPPLEMENTARY INFORMATION ABOUT GENERAL AND ADMINISTRATIVE COSTS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 2002

                                  (UNAUDITED)

Salaries and benefits.......................................  $  243,383
Insurance...................................................       7,439
Bank charges................................................         915
Transfer agent and filing fees..............................      31,305
Accounting and legal........................................      27,843
Office rent.................................................      39,977
Telephone...................................................       9,322
Meals and entertainment.....................................       6,493
Travel......................................................      21,597
Advertising and news dissemination..........................      29,336
Recovery of taxes...........................................     (30,298)
General office..............................................       8,904
Plan of arrangement costs...................................     212,321
Exchange gain...............................................     (14,628)
                                                              ----------
                                                                 593,909

Provision for plan of arrangement costs
  Severance.................................................   1,128,470
  Accounting, legal and other...............................      43,619
                                                              ----------
Total general and administrative costs......................  $1,765,998
                                                              ==========

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

PAN AMERICAN SILVER CORP.

                 PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
                           PAN AMERICAN SILVER CORP.

    The following pro forma consolidated balance sheet of Pan American Silver Corp. as at December 31, 2002 and the pro forma consolidated statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 illustrate on a pro forma basis the effects of certain transactions more fully described under "The Arrangement" included elsewhere herein and give effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

                               COMPILATION REPORT

    We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Pan American Silver Corp. as at December 31, 2002 and the pro forma consolidated statement of operations for the three months ended March 31, 2003 and the year ended December 31, 2002, which have been prepared for inclusion in the Short Form Base Shelf Prospectus dated July 18, 2003. In our opinion, the pro forma consolidated balance sheet and consolidated statements of operations have been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Vancouver, British Columbia
July 18, 2003

              COMMENTS TO READERS IN THE UNITED STATES OF AMERICA

    Under Canadian securities regulations, when pro forma financial statements are included in a prospectus, an auditors' compilation report on the financial statements is required to be included in the prospectus. Under applicable securities regulations in the United States of America, such compilation reports would not be included in such a prospectus.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants
Vancouver, British Columbia
July 18, 2003

                           PAN AMERICAN SILVER CORP.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 2002

                                  (UNAUDITED)
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                                                         PRO FORMA
                                                 PAN AMERICAN    CORNER BAY                PRO FORMA    PAN AMERICAN
                                                 SILVER CORP.   SILVER INC.     NOTE 4    ADJUSTMENTS   SILVER CORP.
                                                 ------------   ------------   --------   -----------   ------------
                                                                (UNAUDITED)                             (UNAUDITED)
ASSETS
  Cash and cash equivalents...................    $  10,185        $ 3,212                  $    --      $  13,397
  Accounts receivable.........................        4,598            109                  $    --          4,707
  Inventories.................................        4,637        $    --                  $    --          4,637
  Prepaid expenses and other..................        3,210              2                  $    --          3,212
                                                  ---------        -------                  -------      ---------
                                                     22,630          3,323                  $    --         25,953
PROPERTY, PLANT AND EQUIPMENT.................       59,447          2,588                       --         62,035
MINERAL PROPERTIES............................        4,193          5,838      (a)          53,360         82,769
                                                                                (b)          18,858
                                                                                (c)             520
DIRECT SMELTING ORE...........................        4,303             --                       --          4,303
OTHER ASSETS..................................        4,393             20                       --          4,413
                                                  ---------        -------                  -------      ---------
                                                  $  94,966        $11,769                  $72,738      $ 179,473
                                                  =========        =======                  =======      =========

LIABILITIES
CURRENT
  Operating line of credit....................    $     125        $    --                  $    --      $     125
  Accounts payable and accrued liabilities....       15,227            901      (c)             520         16,648
  Advances for metal shipments................        2,158             --                       --          2,158
  Current portion of bank loans and capital
    lease.....................................        1,638             --                       --          1,638
  Current portion of severance indemnity and
    commitments...............................          953             --                       --            953
  Current portion of deferred revenue.........          130             --                       --            130
                                                  ---------        -------                  -------      ---------
                                                     20,231            901                      520         21,652
DEFERRED REVENUE..............................          923             --                       --            923
FUTURE INCOME TAXES...........................           --             --      (b)          18,858         18,858
BANK LOANS AND CAPITAL LEASE..................        3,942             --                       --          3,942
PROVISION FOR RECLAMATION.....................       12,971             --                       --         12,971
SEVERANCE INDEMNITIES AND COMMITMENTS.........        1,407             --                       --          1,407
                                                  ---------        -------                  -------      ---------
                                                     39,474            901                   19,378         59,753
                                                  ---------        -------                  -------      ---------

SHAREHOLDERS' EQUITY
Share capital.................................      161,024         16,952      (a)          46,140        224,116
Additional paid in capital....................        1,092            357      (a)           1,136          2,585
Contributed surplus...........................           --             --      (a)            (357)          (357)
Deficit.......................................     (106,624)        (6,441)     (a)           6,441       (106,624)
                                                  ---------        -------                  -------      ---------
                                                     55,492         10,868                   53,360        119,720
                                                  ---------        -------                  -------      ---------
                                                  $  94,966        $11,769                  $72,738      $ 179,473
                                                  =========        =======                  =======      =========

             (Signed) PAUL B. SWEENEY,                            (Signed) ROSS J. BEATY,
                     Director                                            Director

                           PAN AMERICAN SILVER CORP.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 2003

                                  (UNAUDITED)
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                                        PRO FORMA
                                                          PAN AMERICAN   CORNER BAY    PAN AMERICAN
                                                          SILVER CORP.   SILVER INC.   SILVER CORP.
                                                          ------------   -----------   ------------
                                                                          (NOTE 5)
REVENUE.................................................   $    7,822    $       12     $    7,834
                                                           ----------    ----------     ----------
EXPENSES
  Operating.............................................        7,429            --          7,429
  General and administration............................          401           297            698
  Depreciation and amortization.........................          471            --            471
  Reclamation...........................................           79            --             79
  Exploration...........................................          496            --            496
  Interest expense......................................          159            --            159
                                                           ----------    ----------     ----------
                                                                9,035           297          9,332
                                                           ----------    ----------     ----------
LOSS FROM OPERATIONS....................................       (1,213)         (285)        (1,498)
OTHER INCOME............................................          109            --            109
                                                           ----------    ----------     ----------
NET LOSS FOR THE YEAR...................................   $   (1,104)   $     (285)    $   (1,389)
                                                           ==========    ==========     ==========

LOSS PER SHARE
  Basic and fully diluted...............................   $    (0.02)   $    (0.01)    $    (0.03)
                                                           ==========    ==========     ==========

WEIGHTED-AVERAGE SHARES OUTSTANDING.....................   50,597,399    19,755,498     58,195,667
                                                           ==========    ==========     ==========

                           PAN AMERICAN SILVER CORP.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2002

                                  (UNAUDITED)
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                                               PRO FORMA
                                        PAN AMERICAN   CORNER BAY                PRO FORMA    PAN AMERICAN
                                        SILVER CORP.   SILVER INC.    NOTE 4    ADJUSTMENTS   SILVER CORP.
                                        ------------   -----------   --------   -----------   ------------
                                                        (NOTE 5)
REVENUE...............................   $   45,093    $       --                 $   --       $   45,093
                                         ----------    ----------                 ------       ----------
EXPENSES
  Operating...........................       43,161            --                     --           43,161
  General and administration..........        1,698           997                     --            2,695
  Depreciation and amortization.......        4,872            --                     --            4,872
  Reclamation.........................          860            --                     --              860
  Exploration.........................        1,206            --       (d)          343            1,549
  Interest expense....................          988            --                     --              988
  Write-down of mineral properties and
    reclamation.......................       27,218            28                     --           27,246
                                         ----------    ----------                 ------       ----------
                                             80,003         1,025                    343           81,371
                                         ----------    ----------                 ------       ----------
LOSS FROM OPERATIONS..................      (34,910)       (1,025)                  (343)         (36,278)
INTEREST INCOME.......................          269            --
OTHER INCOME..........................          983           160
GAIN ON DISPOSAL OF INVESTMENTS.......           --             4                     --                4
                                         ----------    ----------                 ------       ----------
NET LOSS FOR THE YEAR.................   $  (33,658)   $     (861)                $ (343)      $  (36,274)
                                         ==========    ==========                 ======       ==========

LOSS PER SHARE
  Basic and fully diluted.............   $    (0.80)   $    (0.04)                $   --       $    (0.76)
                                         ==========    ==========                 ======       ==========

WEIGHTED-AVERAGE SHARES OUTSTANDING...   41,849,413    19,385,808                     --       49,481,072
                                         ==========    ==========                 ======       ==========

                           PAN AMERICAN SILVER CORP.

            NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                      MARCH 31, 2003 AND DECEMBER 31, 2002

                                  (UNAUDITED)
                       EXPRESSED IN UNITED STATES DOLLARS

1.  BASIS OF PRESENTATION

    The unaudited pro forma consolidated financial statements of Pan American Silver Corp. ("Pan American") as at December 31, 2002 and for the three months ended March 31, 2003 and the year ended December 31, 2002 have been prepared by management after giving effect to the acquisition by Pan American of Corner Bay Silver Inc. ("Corner Bay") These unaudited pro forma consolidated financial statements have been compiled from and include:

    (a) A pro forma balance sheet combining the audited balance sheet of Pan American as at December 31, 2002 with the unaudited balance sheet of Corner Bay as at December 31, 2002; and

    (b) A pro forma statement of operations combining the audited statement of operations of Pan American for the year ended December 31, 2002 with the unaudited statement of operations of Corner Bay for the twelve month period ended December 31, 2002.

    (c) A pro forma statement of operations combining the unaudited statement of operations of Pan American for the three months ended March 31, 2003 with the unaudited statement of operations of Corner Bay for the three month period ended March 31, 2003.

    The pro forma balance sheet at December 31, 2002 has been prepared as if the transactions described in Note 3 had occurred on December 31, 2002. The pro forma statement of operations for the year ended December 31, 2002 and the three months ended March 31, 2003 have been prepared as if the transactions described in Note 3 had occurred on the first day of the respective financial periods.

    In addition to disclosures required under Canadian security regulations to comply with the Securities and Exchange Commission regulations, the Company has reconciled the pro forma information to US GAAP (see Note 6).

    It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Pan American's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

    The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Pan American and Corner Bay described above.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Pan American for the year ended December 31, 2002. The significant accounting policies of Corner Bay conform in all material respects to those of Pan American, except as described in and adjusted for in Note 4 (d).

                           PAN AMERICAN SILVER CORP.

                      MARCH 31, 2003 AND DECEMBER 31, 2002

                                  (UNAUDITED)
                       EXPRESSED IN UNITED STATES DOLLARS

3.  BUSINESS COMBINATION

    ACQUISITION OF CORNER BAY

    On February 20, 2003, Pan American completed its proposed merger with Corner Bay. Under the terms of the acquisition common shares of Corner Bay were, directly or indirectly, exchanged for common shares of Pan American and warrants to purchase Pan American common shares, on the basis of one Pan American common share for every 2.60 Corner Bay shares and one Pan American warrant for every
5.20 Corner Bay common shares. Pan American also agreed to issue 553,846 stock options to replace 960,000 fully vested stock options currently held by Corner Bay employees and directors.

    Each whole Pan American warrant will allow the holder to purchase a Pan American common share for a price of Cdn.$12.00 for a five-year period ended February 20, 2008.

    As a result, Pan American issued 7,636,659 common shares to the shareholders of Corner Bay, and 3,818,329 warrants to purchase common shares. The common shares issued were valued at $54,203,000 which was derived from an issue price of $11.30 translated at $0.6595 for each U.S. dollar, less a deemed 5% issue cost of $2,707,000. The share purchase warrants were valued at $8,889,000, which was derived from a warrant valued at $2.328 per warrant. The warrants were valued using an option pricing model assuming a weighted average volatility of the Company's share price of 35% and a weighted average annual risk free rate of 4.16%. The value of the stock options granted was determined to be $1,136,000.

                           PAN AMERICAN SILVER CORP.

                      MARCH 31, 2003 AND DECEMBER 31, 2002

                                  (UNAUDITED)
                       EXPRESSED IN UNITED STATES DOLLARS

3.  BUSINESS COMBINATION (CONTINUED)
    The business combination will be accounted for as an acquisition by Pan American of Corner Bay and the purchase method of accounting will be applied. The consideration given has been allocated to the fair value of net assets acquired as follows:

                                                                 AS AT
                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
Fair value of net assets acquired
  Current assets............................................  $  3,323,000
  Mineral properties........................................    81,164,000
  Other assets..............................................        20,000
                                                              ------------
                                                                84,507,000
  Less: Current liabilities.................................      (901,000)
       Provision for future income tax liability............   (18,858,000)
                                                              ------------
                                                              $ 64,748,000
                                                              ============
Consideration given by Pan American
  Issue of 7,636,659 common shares..........................  $ 54,203,000
  Issue of 3,818,329 share purchase warrants................     8,889,000
  Issue of 553,846 replacement stock options................     1,136,000
                                                              ------------
                                                                64,228,000
  Add: Estimated costs of acquisition.......................       520,000
                                                              ------------
                                                              $ 64,748,000
                                                              ============

    The purchase consideration of $64,748,000 for 100% of Corner Bay exceeds the carrying value of the net assets at December 31, 2002 by $53,880,000 which has been applied to increase the carrying value of mineral properties. The resulting future income tax liability of $18,858,000 has also been applied to increase the carrying value of mineral properties. This allocation is preliminary.

    The value of the common shares to be issued by Pan American was estimated based on the average closing price of Pan American's common shares for the period before and after the date that the terms of the transaction were agreed and announced.

4.  ADJUSTMENTS TO THE PRO FORMA FINANCIAL STATEMENTS

    Adjustments to the pro forma balance sheet as at December 31, 2002 and the pro forma consolidated statement of operations for the year then ended are as follows:

    (a) Effect the terms of the Plan of Arrangement, thereby eliminating the shareholders' equity in Corner Bay and recording the cost of acquisition.

    (b) Record future income tax on the acquisition of the mineral properties of $18,858,000.

                           PAN AMERICAN SILVER CORP.

                      MARCH 31, 2003 AND DECEMBER 31, 2002

                                  (UNAUDITED)
                       EXPRESSED IN UNITED STATES DOLLARS

4.  ADJUSTMENTS TO THE PRO FORMA FINANCIAL STATEMENTS (CONTINUED)
    (c) To accrue for acquisition costs of $520,000.

    (d) Write off deferred exploration expenditures in Corner Bay to comply with Pan American's accounting policy.

5.  CORNER BAY SILVER INC.

    The amounts used to complete the pro forma operating statements of Corner Bay, which has a historical year end of June 30, have been determined as follows:

    (a) Year ended December 31, 2002

                                                                                   TWELVE          TWELVE
                                    SIX MONTHS                   SIX MONTHS        MONTHS          MONTHS
                                       ENDED       YEAR ENDED       ENDED           ENDED           ENDED
                                   DECEMBER 31,     JUNE 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                       2002           2002          2001            2002            2002
                                   -------------   ----------   -------------   -------------   -------------
                                      (CDN.$)       (CDN.$)        (CDN.$)         (CDN.$)         (U.S.$)
Expenses
  General and administrative.....    $593,909      $1,467,007     $ 507,034      $1,553,882      $  997,126
  Write-off of mineral
    properties...................          --          42,511            --          42,511          27,279
                                     --------      ----------     ---------      ----------      ----------
                                      593,909       1,509,578       507,034       1,596,393       1,024,405
Other income.....................     (75,861)       (295,844)     (122,740)       (248,965)       (159,761)
  Gain on disposal of
    investments..................          --          (5,805)           --          (5,805)         (3,725)
                                     --------      ----------     ---------      ----------      ----------
Net loss for the period..........    $518,048      $1,207,869     $ 384,294      $1,341,623      $  860,919
                                     ========      ==========     =========      ==========      ==========

    (b) Three months ended March 31, 2003

    The period from the acquisition date of February 20, 2003 to March 31, 2003 are included in the unaudited financial statements of Pan American for the three months ended March 31, 2003. The pro forma adjustments include revenue and expenses for the period from January 1, 2003 to February 20, 2003.

    (c) The financial statements of Corner Bay are denominated in Canadian dollars ("Cdn.$") and have been translated into United States dollars using the following exchange rates:

                                                           EXCHANGE RATE
                                                       ---------------------
Pro forma statements of operations for the year ended
  December 31, 2002 and the three month period ended
  March 31, 2003.....................................  1 Cdn.$ = U.S.$0.6417
Pro forma balance sheet as at December 31, 2002......  1 Cdn.$ = U.S.$0.6648

                           PAN AMERICAN SILVER CORP.

                      MARCH 31, 2003 AND DECEMBER 31, 2002

                                  (UNAUDITED)
                       EXPRESSED IN UNITED STATES DOLLARS

6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The pro forma consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). The differences between Canadian GAAP and US GAAP as they relate to Pan American and Corner Bay are disclosed in the historical financial statements and notes thereto of the companies.